Exhibit 4

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MICHAEL BAKER CORPORATION,

INTEGRATED MISSION SOLUTIONS, LLC

and

PROJECT STEEL MERGER SUB, INC.

Dated as of July 29, 2013

Table of Contents

ARTICLE 1

THE OFFER AND THE MERGER

Section 1.01. The Offer	2
Section 1.02. Company Actions	5
Section 1.03. Board of Directors Prior to the Effective Time	6
Section 1.04. Top-Up Option	7
Section 1.05. The Merger	8
Section 1.06. Closing	8
Section 1.07. Effective Time	8
Section 1.08. Effects of the Merger	9

ARTICLE 2

ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

Section 2.01. The Articles of Incorporation	9
Section 2.02. Bylaws	9

ARTICLE 3

OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

Section 3.01. Directors	9
Section 3.02. Officers	10

ARTICLE 4

CONVERSION OF SECURITIES

Section 4.01. Conversion of Capital Stock	10
Section 4.02. Exchange of Certificates	11
Section 4.03. Company Stock Options; Company Stock-Based Awards; Company Cash-Based Awards; Company ESPP.	14

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 5.01. Organization, Good Standing and Qualification	15
Section 5.02. Capital Structure	16

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AGREEMENT AND PLAN OF MERGER

This is an AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 29, 2013, by and among Michael Baker Corporation, a Pennsylvania corporation (the “Company”), Integrated Mission Solutions, LLC, a Delaware limited liability company (“Parent”), and Project Steel Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used in this Agreement and not defined where first used have the respective meanings ascribed to them in Annex A.

The parties to this Agreement intend that, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly owned Subsidiary of Parent (the “Merger”). To this end, Merger Sub has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase all of the outstanding shares of Common Stock at a price per share of $40.50 (such amount, or any greater amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller in cash, on the terms and subject to the conditions set forth herein.

The Board of Directors of the Company has, by resolutions duly adopted, (i) determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are advisable and are fair to the Company’s shareholders and in the best interests of the Company, (ii) approved this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (iii)  recommended that the holders of shares of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, (iv) proposed the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving this Agreement as a plan of merger for the purposes of Section 1922 of the PBCL, (v) directed that, if required pursuant to this Agreement, this Agreement be submitted to a vote at a meeting of the Company’s shareholders entitled to vote hereon and (vi)  recommended that the Company’s shareholders entitled to vote hereon approve this Agreement (including approval of this Agreement by the shareholders entitled to vote thereon so that this Agreement is adopted for the purposes of Section 1924 of the PBCL) at any meeting of the Company’s shareholders held for such purpose.

The Board of Directors of each of Parent and Merger Sub has approved this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement.

Concurrent with the execution and delivery of this Agreement, Parent, Merger Sub, and certain other of their Affiliates that beneficially own in the aggregate 498,121 shares of Common Stock, are executing and delivering a Facilitation Agreement with respect to certain matters relating to the Offer, the Merger and the other transactions contemplated by this Agreement.

The Company, Parent and Merger Sub, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, agree as follows:

ARTICLE 1

THE OFFER AND THE MERGER

Section 1.01. The Offer.

(a)          On or prior to August 30, 2013, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer.

(b)          The obligation and right of Merger Sub to accept for payment and pay for any shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer (and not validly withdrawn) prior to any then scheduled Expiration Time that number of shares of Common Stock which, together with the shares beneficially owned by Parent or Merger Sub, represents at least a majority of the Common Stock then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)) (the “Minimum Condition”), and (ii) the satisfaction, or waiver by Parent or Merger Sub (to the extent permitted hereby), of the other conditions and requirements set forth in Exhibit A (together with the Minimum Condition, the “Offer Conditions”). Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Parent or Merger Sub, of the other Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time. The conditions to the Offer set forth in Exhibit A are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, provided that nothing therein shall relieve any party hereto from any obligation or liability such party has under this Agreement) giving rise to such condition or may be waived by Parent or Merger Sub, in their sole discretion, in whole or in part at any time and from time to time, subject to this Section 1.01. The Offer Price payable in respect of each share of Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, subject to any withholding of Taxes pursuant to Section 4.02(i).

(c)          The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that includes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. Parent and Merger Sub reserve the right to waive, in whole or in part, any Offer Condition (other than the Minimum Condition), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Merger Sub shall not (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions set forth in Exhibit A or modify or change any Offer Condition in a manner adverse to any shareholders of the Company, (v) except as otherwise provided in this Section 1.01, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any shareholder of the Company.

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(d)          The Offer shall expire at midnight (New York City, New York time) on the date that is 20 Business Days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”).

(e)          Unless this Agreement has been terminated in accordance with its terms: (i) if on or prior to any then scheduled Expiration Time, all of the conditions to the Offer (including the Minimum Condition and the other Offer Conditions) have not been satisfied or, to the extent waivable by Parent or Merger Sub pursuant to this Agreement, waived by Parent or Merger Sub, then Merger Sub (A) may (and in such case Parent shall cause Merger Sub to) extend the Offer for successive periods of up to ten Business Days each (or such longer period of up to 20 Business Days if the Company consents in writing prior to such extension), the length of each such period to be determined by Parent in its sole discretion, in order to permit the satisfaction of such conditions; and (B) shall (and Parent shall cause Merger Sub to) extend the Offer on one occasion for a period of up to seven Business Days if requested by the Company; (ii) Merger Sub may (and in such case Parent shall cause Merger Sub to) extend the Offer on one occasion at the Initial Expiration Time for a period of up to ten Business Days if the Debt Financing or Alternative Financing has not actually been received by Merger Sub or Parent, and the Debt Financing Sources have not definitively and irrevocably confirmed in writing to Parent and Merger Sub that the Debt Financing (or Alternative Financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger shall be available at the Offer Closing on the terms set forth in the Debt Financing Letter and subject only to the satisfaction of the Offer Conditions (and contribution by Parent or Merger Sub of the proceeds of the Equity Financing); and (iii) Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff (the “SEC”); provided, however, that, in any case in this Section 1.01(e), Merger Sub shall not be required to extend the Offer beyond November 29, 2013 (the “Outside Date”) and shall not be permitted to extend the Offer beyond the Outside Date without the Company’s consent.

(f)          On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding of tax pursuant to Section 4.02(i)) all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time (as it may be extended and re-extended in accordance with this Section 1.01). Acceptance for payment of shares of Common Stock pursuant to and subject to the Offer Conditions upon the Expiration Time is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” Merger Sub expressly reserves the right to, in its sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act, and the Offer Documents (as defined below) may, in Merger Sub’s sole discretion, provide for such a reservation of right. Nothing contained in this Section 1.01 shall affect any termination rights in Article 9.

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(g)          Merger Sub shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to Article 9. If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, or if this Agreement is terminated pursuant to Article 9, prior to the acceptance for payment of the Common Stock tendered in the Offer, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Common Stock to the registered holders thereof.

(h)          As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement, if any (such Schedule TO and the documents included therein pursuant to which the Offer shall be made, together with any amendments and supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any material information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

(i)          Parent shall provide or cause to be provided to Merger Sub, on a timely basis, the funds necessary to pay for any shares of Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

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Section 1.02. Company Actions.

(a)          On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the terms hereof, including the provisions of Section 7.02, contain the Company Recommendation. The Company agrees to take all steps necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any material information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Sub with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments. The Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation contained in the Schedule 14D-9.

(b)          In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Parent and Merger Sub or their agents mailing labels, security position listings, nonobjecting beneficial owner lists and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of the shares of Common Stock as of the most recent practicable date, and shall promptly furnish Parent and Merger Sub with such information and assistance (including updated lists of record holders or beneficial owners of the shares of Common Stock, from time to time upon Parent’s, Merger Sub’s or either of their respective agents’ request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub or their agents may reasonably request for the purpose of communicating the Offer and the Offer Documents to the record holders and beneficial owners of the shares of Common Stock. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated hereby, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver (and shall use their respective reasonable best efforts to cause their agents and Representatives to deliver) to the Company or shall destroy all copies and any extract or summaries of such information then in their possession or control. Each of Parent and Merger Sub hereby join and agree to be bound as the “Receiving Party” under the Confidentiality Agreement as fully as if originally party thereto. In addition, in connection with the Offer, the Company shall cause its Representatives to cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of shares of Common Stock held in or subject to any Company Benefit Plan, and to permit such holders of shares of Common Stock to tender such shares of Common Stock in the Offer, to the extent permitted by applicable Law and the applicable Company Benefit Plan.

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Section 1.03. Board of Directors Prior to the Effective Time.

(a)          Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company that equals the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to the election of any additional directors pursuant to this Section 1.03) and (ii) the percentage (rounding down to the next whole number) that the number of shares of Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment) bears to the total number of shares of Common Stock outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Board of Directors of the Company, including by promptly increasing the number of directors (included by amending the by-laws if necessary to increase the size of the Board of Directors of the Company) or securing resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board of Directors of the Company and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company. Notwithstanding the foregoing, until the Effective Time, the Company shall use reasonable best efforts to ensure that not less than three persons who are directors on the date hereof shall remain members of the Board of Directors of the Company until the Effective Time.

(b)          The Company’s obligations to appoint Parent’s designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions reasonably necessary to effect the appointment of Parent’s designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.03(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.03(a) hereof shall be subject to the receipt of such information.

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(c)          Following the election or appointment of Parent’s designees pursuant to Section 1.03(a) and until the Effective Time (as defined in Section 2.03 hereof), the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Independent Directors”) shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors of the Company and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of this Agreement by the Company, (ii) any amendment of this Agreement requiring action by the Board of Directors of the Company, (iii) any amendment to the Company’s articles of incorporation and by-laws, (iv) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub and (v) any waiver of compliance with, or enforcement by the Company of, any of the agreements or conditions contained herein for the benefit of the Company.

Section 1.04. Top-Up Option.

(a)          The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.04, to purchase at a price per share equal to the Offer Price paid in the Offer that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and its Subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 80% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). Upon Parent’s request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Parent the number of shares of Common Stock issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Shares. The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Closing and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b)          In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall deliver to the Company written notice (the “Top-Up Notice”), specifying (i) the number of shares of Common Stock owned by Parent and its Subsidiaries at the time of such notice (giving effect to the Offer Closing) and (ii) a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of the Top-Up Notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares to be purchased by Merger Sub. At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”). The Promissory Note (i) shall bear simple interest at a rate of five percent (5%) per annum, payable in arrears at maturity, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Parent and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms. The Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or, if the Company does not then have certificated shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by federal or state securities Laws. The parties hereto agree to use their reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 10.07, and if not so consummated on such day, as promptly thereafter as possible.

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(c)          Parent and Merger Sub acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (together, the “Securities Act”) and that all such shares will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Merger Sub hereby represents and warrants to the Company that Merger Sub is, and will be, upon the purchase of the Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d)          Any dilutive impact on the value of the shares of Common Stock as a result of the issuance of the Top-Up Shares shall not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Subchapter D of Chapter 15 of the PBCL as contemplated by Section 4.01(d).

Section 1.05. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Pennsylvania Business Corporation Law of 1988 as amended (the “PBCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under Pennsylvania law as a wholly owned subsidiary of Parent.

Section 1.06. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of K&L Gates LLP, 210 Sixth Avenue, Pittsburgh, PA 15222 at 10:00 a.m. (New York City, New York time) on a date to be specified by the parties which shall be no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (“Closing Date”), or at such other place, date and time as the Company and Parent may agree in writing.

Section 1.07. Effective Time. As soon as practicable following the Closing, the parties shall properly file with the Department of State of the Commonwealth of Pennsylvania articles of merger providing for the Merger (the “Articles of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the PBCL. The Merger shall become effective at such date and time as the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania or, to the extent permitted by applicable Law, at such subsequent date and time as Parent and the Company shall agree and specify in the Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

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Section 1.08. Effects of the Merger. The Merger shall have the effects specified in this Agreement and as set forth in Section 1929 of the PBCL. Without limiting the generality of the foregoing, and subject thereto, after the Effective Time, all property, rights privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, its Subsidiaries or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, its Subsidiaries or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties and assets of the Company, its Subsidiaries and Merger Sub.

ARTICLE 2

ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

Section 2.01. The Articles of Incorporation. The articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended by virtue of the Merger at the Effective Time to be identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Article I of such articles of incorporation shall be amended to read as follows: “The name of the corporation (hereinafter called the “Corporation”) is “Michael Baker Corporation”, and as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended, subject to Section 7.12 and otherwise as provided therein or by applicable Law.

Section 2.02. Bylaws. The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE 3

OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

Section 3.01. Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Parent shall (a) amend its limited liability company operating agreement and other governing documents with effect on or prior to the Effective Date substantially to the effect set forth on Schedule 3.01 and (b) cause three of the current directors of the Company to be nominated and elected as managers of Parent with terms beginning at the Effective Time and to continue for at least three years thereafter, all in accordance with the terms set forth on Schedule 3.01.

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Section 3.02. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified as set forth in the bylaws, as the case may be.

ARTICLE 4

CONVERSION OF SECURITIES

Section 4.01. Conversion of Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub:

(a)          The Company.

(i)          Cancellation of Certain Common Stock. Each share of Common Stock that is owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore.

(ii)         Conversion of Remaining Common Stock. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (x) shares to be cancelled and retired in accordance with Section 4.01(a)(i) and (y) Dissenting Shares) (each a “Share” or, collectively, the “Shares”) shall be converted into the right to receive the Offer Price in cash per Share (the “Merger Consideration”), without interest. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”, it being understood that any references herein to a “Certificate” or “Certificates” shall be deemed to include references, as applicable, to book-entry account statements relating to the ownership of Shares where appropriate) formerly representing any of the Shares shall thereafter represent only the right to receive the Merger Consideration for each such Share, without interest.

(b)          Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become, in the aggregate, 10 validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c)          Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.

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(d)          Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 4.01(a), shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 4.01(a)(i)) and held by a record holder or beneficial owner who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is statutorily entitled to exercise appraisal rights and who duly complies with all provisions of the PBCL concerning the right of holders of Common Stock to dissent from the Merger and seek appraisal of their shares (such shares of Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters rights under the PBCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Subchapter D of Chapter 15 of the PBCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to dissenters pursuant to Subchapter D of Chapter 15 of the PBCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Subchapter D of Chapter 15 of the PBCL, such shares of Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 4.01(a)(ii), without interest thereon, upon surrender of such Certificate formerly representing such share. Notwithstanding anything to the contrary contained in Section 4.01(a)(ii), if the Merger is rescinded or abandoned prior to the Effective Time, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares pursuant to Subchapter D of Chapter 15 of the PBCL shall cease. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the PBCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 4.02. Exchange of Certificates.

(a)          Exchange Agent. Prior to the Effective Time, Parent shall appoint a U.S. bank or trust company reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement customary in form and substance, for the purpose of exchanging the Merger Consideration for (i) the Certificates or (ii) subject to Section 4.03, uncertificated Shares (the “Uncertificated Shares”).

(b)          Deposit of Funds. Prior to or concurrent with the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Shares, the cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all Shares outstanding immediately prior to the Effective Time (such cash referred to being hereinafter referred to as the “Exchange Fund”).

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(c)          Letter of Transmittal. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions for use in such exchange (the “Letter of Transmittal”). The Letter of Transmittal shall be in a form mutually agreed upon by Parent, the Company and the Exchange Agent, and shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent.

(d)          Payment for Shares. Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Shares represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(e)          Payment Other Than to Record Holder. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer, documentary, stamp or similar taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(f)          Closing of Transfer Books. After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 4.

(g)          Reversion; Escheat. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged Shares for the Merger Consideration in accordance with this Section 4.02 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of Shares immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

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(h)          Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $25 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable pursuant to this Agreement. Any interest and other income resulting from such investments shall be paid to Parent. In the event the Exchange Fund shall be insufficient to make the payments contemplated by this Agreement, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(i)          Withholding. Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation and their respective agents shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer or under this Agreement to any holder of shares of Common Stock, and any amounts payable as described under Section 4.03, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”) or any provision of applicable Federal, state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder the shares of Common Stock, Company Stock Options, Company Stock-Based Awards or Company Cash-Based Awards, as applicable, in respect of which such deduction and withholding were made.

(j)          Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

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Section 4.03. Company Stock Options; Company Stock-Based Awards; Company Cash-Based Awards; Company ESPP.

(a)          Company Stock Options. Immediately prior to the Effective Time, each then-outstanding option to purchase shares of Common Stock (a “Company Stock Option”) granted under the Michael Baker Corporation Long-Term Incentive Plan and the Michael Baker Corporation 1996 Non-employee Directors Stock Incentive Plan (the “Company Stock Plans”), whether or not vested or exercisable, shall become fully vested and exercisable contingent upon the Effective Time, and shall be, as of or immediately prior to the Effective Time, canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Stock Option, and (ii) the number of shares such holder could have purchased (without regard to whether the Company Stock Option is then vested) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. However, if the applicable exercise price per share of such Company Stock Option is equal to or exceeds the Merger Consideration, such Company Stock Option shall be canceled without payment of any consideration therefor and shall be of no further force and effect. Prior to the Effective Time, the Company, the Company’s Board and any applicable committees thereof shall take all actions necessary to terminate, adjust or amend the Company Stock Plans so that the Company Stock Options are cancelled and extinguished for the payments provided herein. Parent (and each of its Affiliates) is not assuming or continuing any Company Stock Option, stock awards or stock option grants made prior to the Effective Time, if any.

(b)          Company Stock-Based Awards. Immediately prior to the Effective Time, the restrictions applicable to each then-outstanding Share of restricted stock granted under the Company Stock Plans (“Company Stock-Based Award”) shall lapse and, to the extent not previously vested, contingent upon the Effective Time, be deemed fully vested, and such Company Stock-Based Award shall be, as of or immediately prior to the Effective Time, converted into the right to receive the Merger Consideration pursuant to Section 4.02.

(c)          Company Cash-Based Awards. Immediately prior to the Effective Time, each then-outstanding cash-based award (“Company Cash-Based Award”) granted under the Michael Baker Corporation Incentive Compensation Plan for 2013 shall be deemed to have been fully earned for the 2013 Plan Year, contingent upon the Effective Time. The aggregate amount to be awarded in Company Cash-Based Awards for the 2013 Plan Year (including interim awards paid on a quarterly basis prior to the Effective Time as well as the amounts paid under Section 4.03(e) pursuant to this Section 4.03(c)) shall be determined by applying the percentage performance tiers adopted for the 2013 Plan Year to the Company’s actual consolidated EBITDA for the period from and including January 1, 2013 through the Effective Time as compared to the Company’s 2013 budget targets for consolidated EBITDA for such period. Such aggregate amount shall be allocated by the Company pursuant to written instructions to be adopted by the Office of the Chief Executive Officer and Operating Committee prior to the Effective Time, which allocation principles shall be generally consistent with the Company’s past practices in respect of such awards.

(d)          Company ESPP. Prior to the Effective Time, the Company shall take all actions necessary to (i) terminate the Michael Baker Corporation Employee Stock Purchase Plan (the “Company ESPP”) as of immediately prior to the Effective Time and (ii) provide that the rights of participants in the Company ESPP with respect to any “Purchase Period” (as defined in the Company ESPP) in effect on or after the date hereof under the Company ESPP shall be determined by treating a Business Day to be determined by Company that is prior to the Closing Date as the last day of such Purchase Period (the “Final Investment Date”) and by making such other pro-rata adjustments as may be necessary to reflect the shortened Purchase Period, but otherwise treating such shortened Purchase Period as a fully effective and completed offering period for all purposes under the Company ESPP, in accordance with Section 4.2 of the Company ESPP. Any Shares of Common Stock acquired prior to or on the Final Investment Date shall be treated as outstanding Shares for purposes of Sections 4.01 and 4.02.

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(e)          Payment Procedures. All amounts payable pursuant to paragraphs (a) and/or (c) of this Section 4.03 to the holders of Company Stock Options and Company Cash-Based Awards shall be paid by the Surviving Corporation at the Effective Time. As soon as reasonably practicable following the date of this Agreement, the Company (and the Company’s Board and any applicable committees thereof) shall take all actions and adopt such resolutions as may be required to give effect to and accomplish the transactions contemplated by this Section 4.03.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (as hereinafter defined) filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document under the headings “Safe Harbor Statement,” “Risk Factors” or any similar section and any disclosures therein that are predictive, cautionary or forward-looking in nature) or as disclosed in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 5.01. Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except where (i) the failure of any of the Company’s Subsidiaries to be so organized, existing, qualified or in good standing or to have such power or authority or (ii) the failure of the Company to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s articles of incorporation and bylaws, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

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Section 5.02. Capital Structure.

(a)          The authorized capital stock of the Company consists of 50,000,000 shares of Common Capital Stock and 300,000 shares of Cumulative Preferred Stock. The Common Capital Stock is divided into two series, the Common Stock and the Series B Common Stock, of which there are 44,000,000 authorized shares of Common Stock and 6,000,000 authorized shares of Series B Common Stock. At the close of business on July 26 2013, (i) 9,684,631 shares of Common Stock were issued and outstanding (including 48,759 unvested shares under Company Stock-Based Awards), (ii) 525,489 shares of Common Stock were held in treasury, (iii) 1,087,865 shares of Common Stock were reserved for issuance under the Company Stock Plans, (iv) no shares of Series B Common Stock were outstanding, and (v) no shares of Cumulative Preferred Stock were outstanding. All outstanding shares of Common Stock, when issued in accordance with the terms thereof, were duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights and all Liens. Section 5.02(a) of the Company Disclosure Schedule sets forth a complete and correct list as of July 26, 2013 of all outstanding Company Stock-Based Awards, Company Stock Options and each right of any kind, contingent or accrued, to receive shares of Common Stock (other than the Top-Up Option) or benefits measured in whole or in part by the value of a number of shares of Common Stock granted under the Company Stock Plans, Company Benefit Plans or otherwise (including restricted stock units, phantom units, deferred stock units and dividend equivalents), the number of shares of Common Stock issuable thereunder or with respect thereto and the exercise price (if any) and the Company has granted no other such awards since July 26, 2013 and prior to the date hereof.

(b)          All outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable, were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights, and are owned by the Company or by a wholly owned Subsidiary of the Company, free and clear of all Liens.

(c)          Except as set forth in subsection (a) above, as of the date hereof, (i) the Company does not have any shares of its capital stock or other voting securities issued or outstanding other than shares of Common Stock that have become outstanding after July 26, 2013, which were reserved for issuance as of July 26, 2013 as set forth in subsection (a) above with respect to awards outstanding as of such date under Company Stock Plans and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, or other similar rights, undertakings, agreements or commitments of any kind to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, undertaking, agreement or arrangement, (C) repurchase, redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Common Stock. Except for the issuance of shares of Common Stock that were reserved for issuance as set forth in subsection (a) above, and from July 26, 2013, to the date hereof, the Company has not declared or paid any dividend or distribution in respect of the Common Stock, and has not issued, sold, repurchased, redeemed or otherwise acquired any Common Stock, and its Board of Directors has not authorized any of the foregoing.

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(d)          Except for awards to acquire or receive shares of Common Stock under a Company Stock Plan, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(e)          There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 5.03. Corporate Authority; Approvals; Fairness Opinion.

(a)          The Company has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to Company Shareholder Approval in the case of the Merger, to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)          The Board of Directors of the Company, at a meeting duly called and held, duly adopted resolutions:

(i)          determining that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are advisable and are fair to the Company’s shareholders and are in the best interests of the Company;

(ii)         approving this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement;

(ii)         recommending to the holders of shares of Common Stock that they accept the Offer and tender their shares pursuant to the Offer;

(iii)        proposing the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving this Agreement as a plan of merger for the purposes of Section 1922 of the PBCL;

(iv)        directing that, if required under applicable Law to effect the Merger, this Agreement be submitted to a vote at a meeting of the Company’s shareholders entitled to vote hereon; and;

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(v)         recommending that the Company’s shareholders at any such meeting approve this Agreement and the Merger (including approval of this Agreement by the shareholders entitled to vote thereon so that this Agreement is adopted for the purposes of Section 1924 of the PBCL); (the foregoing recommendations in clauses (i) through (v) of this Section 5.03(b), collectively, the “Company Recommendation”), which resolutions have not, except after the date of this Agreement as permitted by this Agreement, including Section 7.02, been rescinded, modified or withdrawn. Except for the Company Shareholder Approval and the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(c)          As a result of bylaws duly and timely adopted by the Board of Directors of the Company, Subchapters E, G, H, I and J of Chapter 25 of the PBCL do not apply to the Company. The resolutions of the Board of Directors of the Company referred to in Section 5.03(b) constitute the only action necessary to render inapplicable to this Agreement, the Offer, the Merger, the other transactions contemplated hereby and compliance with the terms of this Agreement, the restrictions on “business combinations” (as defined in Section 2554 of the PBCL) set forth in Subchapter F of Chapter 25 of the PBCL, in each case to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Offer, the Merger, the other transactions contemplated hereby or compliance with the terms of this Agreement. An informational notice by Merger Sub with the Pennsylvania Securities Commission (the “PA Takeover Notice”) will be required in order to perfect an exemption from the registration requirements of the Pennsylvania Takeover Disclosure Law, 70 P.S. §71, et seq., pursuant to 70 P.S. §78(a). Except as described in this Section 5.03(c), no other Takeover Statute, assuming the accuracy of the representations in Section 6.08, is applicable to this Agreement, the Offer, the Merger, the other transactions contemplated hereby or compliance with the terms of this Agreement. The Company is not party to a rights agreement, “poison pill” or similar agreement or plan.

(d)          The Board of Directors of the Company has received the opinion of Houlihan Lokey Capital, Inc. (the “Company Financial Advisor”) to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, including, without limitation, the Opinion Assumptions (as defined in such opinion), the Offer Price to be received by the holders of Common Stock in the Offer and the Merger is fair to such holders from a financial point of view and as promptly as practicable a copy of such opinion shall be provided by the Company to Parent, solely for informational purposes, following the date hereof.

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Section 5.04. Governmental Filings; No Violations.

(a)          Except for (i) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Schedule 14D-9 and, if the Shareholders Meeting is required pursuant to this Agreement, of a proxy statement relating to the Shareholders Meeting to be held in connection with this Agreement and the transactions contemplated hereunder (together with any amendments or supplements thereto, the “Proxy Statement”), (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (iv) the filing with the Department of State of the Commonwealth of Pennsylvania the Articles of Merger; (v) compliance with the applicable requirements of the NYSE MKT LLC (the “NYSE MKT”), and (vi) such other items as disclosed in Section 5.04(a) of the Company Disclosure Schedule (the items set forth above in clauses (i) through (vii), the “Company Required Governmental Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Offer, the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain, as the case may be, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company (in the case of the consummation of the Merger, assuming the Company Shareholder Approval is obtained), (ii) a breach or violation of, or a default under, the articles of incorporation or bylaws of any Subsidiary of the Company, or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Company Material Contract, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established on the most recent consolidated balance sheet included in the Company SEC Documents, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, or (D) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company (each of the foregoing, a “Permitted Lien”), upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, other than, in the case of the preceding clauses (ii) or (iii), any such items that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 5.05. SEC Filings.

(a)          The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by it since December 31, 2012 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”; together with any of the foregoing filed with or furnished to the SEC by the Company after the date hereof and prior to the Effective Time, the “Company Filings”).

(b)          No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any material to, the SEC.

(c)          As of its filing date (and as of the date of any amendment), each Company Filing complied, and each Company Filing filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

(d)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company Filing filed pursuant to the Exchange Act did not, and each Company Filing filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(e)          Each Company Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f)          The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company SEC Reports. The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”). Since December 31, 2012, the Company has not received any written notification of any (i) “significant deficiency” or (ii) “material weakness” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) in the Company’s internal controls over financial reporting.

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Section 5.06. Financial Statements; Liabilities.

(a)          The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents fairly present in all material respects, in each case in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto).

(b)          There are no liabilities or obligations of the Company or any of its Subsidiaries of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, other than: (i) liabilities or obligations disclosed and provided for in the Company’s audited consolidated balance sheet as at December 31, 2012 (the “Company Balance Sheet”) or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices in all material respects since December 31, 2012 (the “Company Balance Sheet Date”) or arising or incurred in connection with or contemplated by this Agreement, and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.07. Absence of Certain Changes.

(a)          Since December 31, 2012 through the date of this Agreement, except as contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

(b)          Since December 31, 2012 through the date of this Agreement, there has not been any development, fact, change, event, effect, occurrence or circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.08. Compliance with Law.

(a)          The Company and each of its Subsidiaries is, and at all times since December 31, 2012 has been, in compliance with, and to the Knowledge of the Company is not under investigation with respect to nor has been threatened in writing to be charged with or given written notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 5.08(a) does not relate to employee benefits matters, environmental matters, Tax matters or intellectual property rights matters that are the subjects of Sections 5.10, 5.11, 5.12 and 5.14, respectively.

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(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted (the “Company Permits”), (ii) the Company and its Subsidiaries are in compliance with the terms of the Company Permits, and since December 31, 2012, there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit, (iii) there is no event which has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Company Permit, and (iv) the Merger, in and of itself, will not cause the revocation or cancellation of any such Company Permit.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any Subsidiary of the Company, or any director or executive officer of any of them, or, to the Company’s Knowledge, any other officer, employee, agent or other Representative of the Company or any of its Subsidiaries, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated any provision of any Anti-Bribery Law, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Since December 31, 2012, neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in material violation of, or has, or may have, any material liability under, any Anti-Bribery Laws.

Section 5.09. Litigation.

(a)          As of the date of this Agreement, (i) there is no investigation or review pending (or, to the Knowledge of the Company, threatened in writing) by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) there are no actions, suits, inquiries, investigations, arbitrations, mediations or proceedings pending (or, to the Knowledge of the Company, threatened in writing) against or affecting the Company, any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case which would have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise materially interfering with, any of the transactions contemplated by this Agreement, except those that, individually or in the aggregate, are not reasonably likely to prevent, materially delay or materially impede the ability of Company to consummate the Merger or the other transactions contemplated by this Agreement.

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Section 5.10. Employee Benefits.

(a)          Section 5.10(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. “Company Benefit Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option or other equity-based plan or arrangement, severance, employment, change of control, employment continuation, retention or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA and any other plan, program or arrangement maintained by an entity other than the Company or a Company Subsidiary pursuant to any collective bargaining agreements), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries.

(b)          Section 5.10(b) of the Company Disclosure Schedule lists all “multiemployer plans” (as defined in Regulation 4001.2 under ERISA) to which the Company or any ERISA Affiliate is obligated to contribute currently or has been obligated to contribute during the immediately preceding three years. The Company has made available to Parent all material written information that it has regarding potential withdrawal liability under such multiemployer plans, and, subject to, and in accordance with Sections 7.04 and 7.05, the Company shall use reasonable best efforts to assist Parent and Merger Sub in obtaining any additional, available material information regarding such multiemployer plans as Parent or Merger Sub shall reasonably request.

(c)          Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i) each material Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and in each case the regulations thereunder;

(ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan;

(iii) with respect to each Company Benefit Plan that is subject to Title IV of ERISA, the present value of the accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared for such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Company Benefit Plan allocable to such accrued benefits;

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(iv) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA);

(v) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP;

(vi) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code; and

(vii) there are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which could individually or in the aggregate reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.

(viii) no Company Benefit Plan exists that would result in the payment to any Company Employee of any money or other property or accelerate or provide any other rights or benefits to any Company Employee as a result of the consummation of the Offer, the Merger or any other transaction contemplated by this Agreement (whether alone or in connection with any other event); and

(ix) there is no Company Benefit Plan that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or Section 162(m) of the Code.

Section 5.11. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and at all times since December 31, 2012 have been, in compliance with all applicable Environmental Laws, (ii) none of the properties owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries contains any Hazardous Materials as a result of any activity of the Company or any of its Subsidiaries in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws, (iii) since December 31, 2012, neither the Company nor any of its Subsidiaries has received any notices, demand letters or requests for information from any federal, state, local or foreign Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its businesses or any of their respective properties or assets, (iv) there have been no Releases of any Hazardous Material at, onto, or from any properties presently or formerly owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries and (v) neither the Company, its Subsidiaries nor any of their respective properties are subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment, notice of violation or written claim asserted or arising under any Environmental Law. It is agreed and understood that no representation or warranty is made in respect of environmental matters in any Section of this Agreement other than this Section 5.11.

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Section 5.12. Taxes.

(a)          Except in the case of clauses (i), (iv) or (v) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) each of the material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have paid all material Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except, in the case of clause (i) or clause (ii) hereof, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP, (iii) as of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters owed or claimed to be owed by the Company or any of its Subsidiaries, (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens, (v) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed, in whole or in part, by Section 355(a) or 361 of the Code (or any similar provision of state, local or foreign Law), (vi) no person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of the Company or any of its subsidiaries or any affiliated, combined or unitary group of which the Company or any Subsidiary is or was a member, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law), (vii) neither the Company nor any of its Subsidiaries has ever entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8866 was filed with the Company’s Tax Returns), and (viii) the Company and each subsidiary have timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b)          None of the Company or any of its Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued (for purposes of the financial statements of the Company included in the Company SEC Documents) in a prior taxable period (or portion of a taxable period) but was not recognized for tax purposes in any prior taxable period as a result of (i) the installment method of accounting, (ii) the completed contract method of accounting, (iii) the long-term contract method of accounting, (iv) the cash method of accounting or Section 481 of the Code, (v) any intercompany transaction or excess loss account described in Treasury Regulations Section 1.1502 (or any comparable provision of Law), or (vi) any comparable provisions of state or local tax law, domestic or foreign, or for any other reason, other than any amounts that are specifically reflected in a reserve for taxes on the financial statements of the Company included in the Company SEC Documents.

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Section 5.13. Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining Contract with any labor organization, works council, trade union or other employee representative. To the Knowledge of the Company, there are no (and for the past year there has not been any) ongoing or threatened union organization or decertification activities or proceedings relating to any employees of the Company or any of its material Subsidiaries, and as of the date of this Agreement no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union or other employee representative. There is no pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage or other material labor disputes against or involving the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.14. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, free and clear of all material Liens, all domestic and foreign trademarks (including call signs), trade names, service marks, service names, assumed names, registered and unregistered copyrights and applications for same, domain names, patents and patent applications and registrations used in their respective businesses as currently conducted, including all rights associated therewith, whether registered or unregistered and however documented (collectively, the “Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no pending or, to the Knowledge of the Company, threatened in writing claims by any person alleging infringement, misappropriation or other unauthorized use of Intellectual Property by the Company or any of its Subsidiaries, or challenging any aspect of the validity, enforceability, ownership, authorship, inventorship or use of any of the Intellectual Property, (b) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise make unauthorized use of any intellectual property rights of any person, and neither the Company nor any of its Subsidiaries has received an “invitation to license” or other communication from any third party asserting that the Company or any of its Subsidiaries is or will be obligated to take a license under any intellectual property owned by any third party in order to continue to conduct their respective businesses as they are currently conducted, (c) neither the Company nor any of its Subsidiaries has made any claim of infringement, misappropriation or other unauthorized use by others of its rights to or in connection with the Intellectual Property of the Company or any of its Subsidiaries, (d) to the Knowledge of the Company, no person is currently infringing, misappropriating or otherwise making unauthorized use of any Intellectual Property of the Company or any of its Subsidiaries, and (e) the Company and its Subsidiaries have taken commercially reasonable actions in accordance with normal industry practice to protect, maintain and preserve the Intellectual Property.

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Section 5.15. Insurance. Section 5.15 of the Company Disclosure Schedule includes a true, complete and correct list of all material policies or binders of insurance held applicable to events on the date hereof by or on behalf of the Company and its Subsidiaries relating to their businesses, assets and properties (specifying the insurer, the insured(s), the amount of the coverage, the premiums, the type of insurance, the risks insured, the policy expiration dates, the deductibles, the loss retention amounts and any pending claims thereunder). Each of the policies and binders listed thereon is in full force and effect as of the date hereof and the Company has not received any written notice of cancellation or any other indication that any material insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any such policy is not willing or able to perform its obligations thereunder, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.16. Properties.

(a)          Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) for Permitted Liens, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all tangible properties and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Company’s Knowledge each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and (iii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Lease.

Section 5.17. Material Contracts.

(a)          As used herein, “Company Material Contracts” shall mean all “material contracts” described in Item 601(b)(10) of Regulation S-K (other than this Agreement) to which the Company or any of its Subsidiaries is a party or may be bound on the date hereof and that are required to be filed with the SEC and the following additional Contracts to which the Company or any of its Subsidiaries is a party or bound:

(i) Contracts with any present or former shareholder, director, officer or employee of the Company or any of its Subsidiaries;

(ii) Contracts for the future purchase of, or payment for, supplies or products from a third party, or for the performance of services by a third party, involving in any one case $5,000,000 or more over any twelve (12)-month period;

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(iii) Contracts to sell or supply products or to perform services, involving in any one case $5,000,000 or more (x) in the case of all such Contracts with clients of the Company or any of its Subsidiaries, in funded backlog under such Contract as of the date of this Agreement or (y) for any other Contract otherwise involving the sale or supply of products, over the remaining life of the Contract;

(iv) Contracts continuing over a period of more than one year from the date hereof or exceeding $5,000,000 in value that neither (x) are otherwise disclosed in the Company SEC Documents or in the Company Disclosure Schedule nor (y) would have been required to be disclosed under any other clause of this Section 5.17(a) were the monetary or temporal thresholds set forth in such clause disregarded;

(v) Leases providing for a payment in excess of $1,000,000 per year;

(vi) note, debenture, bond, conditional sale or equipment trust agreement, letter of credit agreement, loan agreement or other contract or commitment for the borrowing or lending of money (including loans to or from officers, directors, shareholders or any members of their immediate families), agreement or arrangement for a line of credit, or guarantee, pledge or undertaking of the indebtedness of any other person;

(vii) Contracts for any capital expenditure in excess of $1,000,000; or

(viii) Contracts limiting or restraining the Company or any of its Subsidiaries from engaging or competing in any lines of business with any person (other than Contracts entered into in the ordinary course of business that do not, and would not reasonably be expected to, materially impair the operation of the Company’s business as currently operated and currently contemplated to be operated);

other than, in each of the foregoing clauses (i) through (viii), Contracts that are terminable on less than 90 days’ notice without penalty.

(b)          Section 5.17(b) of the Company Disclosure Schedule set forth a true and correct list as of the date of this Agreement of all Company Material Contracts not otherwise disclosed in the Company SEC Documents. The Company has made available to Parent a true and complete copy of each such Company Material Contract.

(c)          Neither the Company nor any Subsidiary of the Company is in breach of or default under (nor to the Knowledge of the Company does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception.

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Section 5.18. Information in SEC Filings.

(a)          Information in Proxy Statement. The Proxy Statement will not, at the date it is first mailed to the Company’s shareholders and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding anything to the contrary in this Section 5.18, no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Proxy Statement supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

(b)          Information in Schedule 14D-9 and the Offer Documents. The information supplied by the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.

Section 5.19. Brokers and Finders. Except for the Company Financial Advisor, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Offer, the Merger or the other transactions contemplated by this Agreement. The Company has made available to Parent an accurate and complete summary of its fee arrangement with the Company Financial Advisor.

Section 5.20. No Other Representations and Warranties. Except for the representations and warranties contained in this Article 5, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, neither the Company nor any other Person make any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates. Parent and Merger Sub agree to not rely and to not have relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Article 5.

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ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby represent and warrant to the Company that:

Section 6.01. Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing as a foreign corporation or to have such power or authority is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of the articles of incorporation and bylaws of Merger Sub, each as amended through the date of this Agreement, and each as so made available is in full force and effect.

Section 6.02. Corporate Authority. The Board of Managers of Parent, at a meeting duly called and held, and the Board of Directors of Merger Sub, by resolutions duly adopted by unanimous written consent, have approved this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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Section 6.03. Governmental Filings; No Violations; Etc.

(a)          Except for (i) compliance with, and filings under, the HSR Act, (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Schedule TO and, if the Shareholders Meeting is required pursuant to this Agreement, the Proxy Statement, (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, including the filing by Merger Sub of the PA Takeover Notice accompanied by payment of the required filing fee, (iv) the filing with the Department of State of the Commonwealth of Pennsylvania the Articles of Merger, (v) compliance with the applicable requirements of the NYSE MKT, and (vi) compliance with the applicable requirements of any foreign antitrust laws (the items set forth above in clauses (i) through (vi), the “Parent Required Governmental Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, except those that the failure to make or obtain, as the case may be, is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

(b)          The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the respective certificates of incorporation, bylaws or comparable governing documents of Parent or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Offer, the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 6.03(a), under any Law to which Parent or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 6.04. Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent, Merger Sub or any other subsidiary of Parent, or any director or officer of any of the foregoing that (a) seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except those that, individually or in the aggregate, are not reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by this Agreement, or (b) is reasonably likely to have a material adverse effect on the business of the Company as conducted by the Surviving Corporation after the Effective Time in any jurisdiction in the United States.

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Section 6.05. Financing. (a) Parent has delivered to the Company true and complete copies of (i) a fully executed commitment letter, dated as of July 29, 2013, between Jefferies Finance LLC and Parent (the “Debt Financing Letter”), including the term sheets attached thereto, and a customarily redacted fee letter (including with respect to fees and other economic terms) related to such Debt Financing Letter, pursuant to which the lender set forth therein has agreed to lend, subject only to the conditions contained therein, the amounts set forth therein (the “Debt Financing”), and (ii) a fully executed Equity Financing Letter, dated as of July 29, 2013, by and between Thomas J. Campbell (the “Sponsor”) and Parent (the “Equity Financing Letter” and together with the Debt Financing Letter, the “Financing Commitments”), pursuant to which the Sponsor has committed to invest, subject only to the conditions contained therein, the amount set forth therein (the “Equity Financing” and together with the Debt Financing, and each for the purposes of consummating the transactions contemplated by this Agreement, the “Financing”).

(b)          The Financing Commitments are the only agreements entered into by Parent or any Affiliate of Parent with respect to the Financing and there are no side letters or other oral or written agreements, arrangements or understandings relating to the Financing Commitments that could adversely affect the availability of the full amount of the Financing. None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and, as of the date of this Agreement, no such amendment or modification is contemplated and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect, and, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default thereunder by Parent, Merger Sub, or (in the case of the Debt Financing Letter only, to the Knowledge of Parent) the other parties thereto. The Financing Commitments are in full force and effect as of the date of this Agreement and are legal, valid and binding obligations of Parent and (in the case of the Debt Financing Letter only, to the Knowledge of Parent) the other parties thereto (subject to the Bankruptcy and Equity Exception). All commitment fees and other fees required to be paid pursuant to each of the Financing Commitments have been paid in full or shall be duly paid in full when due. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. Upon funding of the Financing contemplated by the Financing Commitments, Parent and Merger Sub shall have (together with any cash available to the Company) on and after the Offer Closing funds sufficient to pay the aggregate Offer Price and Merger Consideration (and any repayment or refinancing of debt or letters of credit required to be repaid or refinanced as a result of the transaction contemplated by this Agreement or the Financing Commitments) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, including all related fees and expenses. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Subsidiary at the Closing as contemplated in the Financing Commitments; provided that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Article 5, or compliance by the Company with its obligations hereunder.

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(c)          Notwithstanding any other provision of this Agreement, Parent’s and Merger Sub’s obligations under this Agreement, including its obligations to consummate the Offer and the Merger, are not subject to any condition regarding Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Offer or the Merger.

Section 6.06. Solvency. Assuming satisfaction of the conditions to Parent’s obligation to consummate the Offer and the Merger, or waiver of such conditions, and after giving effect to the transactions contemplated by this Agreement, including payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, and assuming the accuracy of all of the representations and warranties of the Company set forth herein, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.

Section 6.07. No Operations. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement. Parent owns, directly or indirectly, beneficially and of record, all the outstanding shares of capital stock of Merger Sub, free and clear of all Liens.

Section 6.08. State Takeover Statutes. None of Parent, Merger Sub or any other Affiliate of Parent is an “interested shareholder” with respect to the Company, as that term is used in Sections 2553 of the PBCL. To the Knowledge of Parent and Merger Sub, no director or officer of the Company or any of its Subsidiaries is a director or officer of, or has a material equity interest (as such term is used in Section 2528(b)(1)(i) of the PBCL) in, Parent, Merger Sub or any of their respective Affiliates.

Section 6.09. Information in Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders and at the time of the Special Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading.

Section 6.10. Information in Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC or at the time of distribution or dissemination thereof to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives expressly for inclusion in the Offer Documents. The Offer Documents will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

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Section 6.11. Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing. For informational purposes, Parent has employed Jefferies, LLC as its financial advisors.

Section 6.12. Financial StatementsSection 6.13. . Parent has provided the Company true, complete and accurate copies of (a) the audited consolidated financial statements of Parent for the year ended December 31, 2012, including a consolidated balance sheet as of December 31, 2012 and the related consolidated statements of income, changes in members’ equity and cash flows for the year then ended, and (b) the audited financial statements of Computer Security Solutions, Inc. for the year ended December 31, 2012, including a balance sheet as of December 31, 2012 and the related statements of income, changes in stockholder’s equity and cash flows for the year then ended (collectively, the “Parent Financial Statements”). Computer Security Solutions, Inc., which has converted to a Delaware limited liability company known as Computer Security Solutions LLC, is an indirect wholly-owned subsidiary of Parent. The Parent Financial Statements fairly present in all material respects, in each case in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated (as applicable) financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

ARTICLE 7

COVENANTS

Section 7.01. Interim Operations. Except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 7.01 of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as consented to in writing by Parent, which consent shall not be unreasonably conditioned, withheld or delayed, the Company agrees that, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time:

(a)          the Company and each of its Subsidiaries shall (i) conduct business only in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to (A) preserve intact its current business organization and (B) keep available the services of its current officers, employees and consultants who are important to the operation of the business; provided that no action or failure to take action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 7.01(b) through (n) shall constitute a breach under this Section 7.01(a) unless such action or failure to take action would constitute a breach of such provision of Section 7.01(b) through (n), as applicable;

(b)          the Company shall not amend its articles of incorporation or bylaws;

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(c)          the Company shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity securities (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (i) dividends and distributions paid or made on a pro rata basis by Subsidiaries and (ii) quarterly dividends in accordance with the Company’s publicly announced dividend policy as in effect on the date of this Agreement;

(d)          except for transactions exclusively among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, the Company shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any Subsidiaries of the Company or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, take any action to cause to be exercisable any otherwise unexercisable Company Stock Option (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable options or awards outstanding on the date hereof) or otherwise make any changes (by combination, merger, consolidation, reorganization, liquidation, split, combination, reclassification, adjustment or otherwise) in the capital structure of the Company or any of its Subsidiaries or amend the terms of any securities of the Company or any of its Subsidiaries, other than issuances of shares of Common Stock in respect of any exercise of Company Stock Options outstanding on the date hereof;

(e)          except to the extent required by Law (including Section 409A of the Code) or by Contracts in existence as of the date hereof or by Company Benefit Plans, the Company shall not and shall not permit any of its Subsidiaries to (i) increase in any material manner the aggregate compensation and benefits of its directors or executive officers except (A) in the ordinary course of business consistent with past practice (the ordinary course including, for this purpose, the employee salary, bonus and equity compensation review process and related adjustments substantially as conducted each year), or (B) in accordance with existing Contracts or Company Benefit Plans, (ii) pay any pension, severance or retirement benefits not required by any existing plan or agreement to any such directors or executive officers, (iii) enter into, amend (other than amendments that do not materially increase the cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit program, policy, arrangement or agreement), adopt, implement or otherwise commit itself to any compensation or benefit plan, program, policy, arrangement or agreement including any pension, retirement, profit-sharing, bonus, collective bargaining or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement with or for the benefit of any employee, director, consultant, independent contractor or service provider, other than with respect to any employment, severance or retention agreement (or amendment with respect thereto) entered into in the ordinary course of business consistent with past practice between the Company or one of its Subsidiaries, on the one hand, and any consultant, independent contractor, service provider or employee of the Company or its Subsidiaries who is not an executive officer of the Company or its Subsidiaries, or (iv) other than pursuant to the express terms of the respective Company Benefit Plan or Contract, accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation of or for the benefit of any director or executive officer or otherwise accelerate any rights or benefits, or make any determinations that would result in a material increase in liabilities under any Company Benefit Plan;

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(f)          the Company shall not, and shall not permit any its Subsidiaries to, make any loans or advances to any of its directors and executive officers (other than in the ordinary course of business consistent with past practice in amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(g)          the Company shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) indebtedness for borrowed money in an amount not to exceed $5,000,000 in aggregate principal amount outstanding at any time, incurred under and pursuant to existing credit arrangements, (C) letters of credit issued in the ordinary course of business consistent with past practices, and (D) indebtedness for borrowed money as required to consummate the Merger and the transactions contemplated hereby;

(h)          neither the Company nor any of its Subsidiaries shall settle or compromise any claim, suit action, arbitration or other proceeding, whether administrative, civil or criminal, in law or equity, except for settlements or compromises that consist solely of the payment of monetary damages in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate;

(i)          neither the Company nor any of its Subsidiaries shall change any of the material accounting methods, principles or practices used by it unless required by or advisable under a change in GAAP, SEC rule or policy or applicable Law;

(j)          other than in the ordinary course of business, neither the Company nor any of its Subsidiaries shall (A) make, change or revoke any material income Tax election, (B) file any material amended income Tax Return, or (C) settle or compromise any material liability for income Taxes or surrender any claim for a refund of a material amount of income Taxes, other than in the case of clauses (B) and (C) hereof in respect of any income Taxes that have been identified in the reserves for income Taxes in the Company’s GAAP financial statements and for settlements or compromises permitted under clause (g) of this Section;

(k)          neither the Company nor any of its subsidiaries shall acquire, except in respect of any mergers, consolidations, business combinations among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments;

(l)          neither the Company nor any of its Subsidiaries shall amend in any material respect or waive any of its material rights under any Company Material Contract or enter into any Contract that would constitute a Company Material Contract, except in the ordinary course of business consistent with past practice or as would not reasonably be expected to result in a Company Material Adverse Effect;

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(m)          neither the Company nor any of its Subsidiaries shall sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business, or Liens, mortgages or encumbrances granted in connection with refinancing, replacement or extension of existing indebtedness consistent with past practice or pursuant to a transaction that, together with any other such transactions, is not material to it and its Subsidiaries, taken as a whole; and

(n)          neither the Company nor any of its Subsidiaries shall enter into a Contract to do any of the foregoing.

The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that: (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ operations and (iii) notwithstanding anything to the contrary in this Agreement, no consent of Parent shall be required with respect to any matter set forth in this Section 7.01 or elsewhere in this Agreement to the extent the requirement of such consent would reasonably be expected to be a violation of applicable Law.

Section 7.02. No Solicitation; Change in Recommendation.

(a)          No Solicitation. Except as expressly permitted by this Section 7.02, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and Management to not, and shall direct and use its reasonable best efforts to cause its and their respective other employees and Representatives to not (and shall not authorize or give permission to its and their respective officers, directors, employees or Representatives to) directly or indirectly:

(i)          solicit or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)         engage in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly facilitating or encouraging, any Acquisition Proposal;

(iii)        approve, endorse or recommend any Acquisition Proposal; or

(iv)        enter into any letter of intent or other contract (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

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The Company shall, and shall cause its Subsidiaries and its and their respective directors and Management to, and shall direct and use its reasonable best efforts to cause its and their respective other employees and Representatives to, immediately cease and cause to be terminated all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, and the Company shall promptly deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries.

(b)          Provision of Information/Negotiations. Notwithstanding anything to the contrary contained in Section 7.02(a) or any other provision hereof, if (i) at any time prior to the Offer Closing, the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any breach of Section 7.02(a), (ii) in the case of the following clauses (B) and (C), the Board of Directors of the Company (or any committee thereof) determines in good faith, after consultation with its financial advisor and the Board’s or committee’s legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that failure to take such action in the following clauses (B) and (C) with respect to such Acquisition Proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable Law, and (iii) the Company has given Parent the notice required by Section 7.02(c), then the Company and its Representatives may (A) contact the Person or group of Persons who has made such Acquisition Proposal in order to clarify terms for the sole purpose of the Board of Directors of the Company informing itself about such Acquisition Proposal, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall provide or make available to Parent any material non-public information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives, and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c)          Notice of Acquisition Proposals and Inquiries. The Company shall promptly (and in any event within one Business Day) provide to Parent (i) written notice of the Company or any of its Subsidiaries having received any request for discussions or negotiations, any request for access to any non-public information of the Company or any of its Subsidiaries of which the Company or any of its Subsidiaries is or has become aware, or any request for information relating to the Company or any of its Subsidiaries, in each case from any Person or group of Persons who the Company is aware or should reasonably be expected to be aware is considering making an Acquisition Proposal, (ii)  copy of any Acquisition Proposal made in writing (including any material updates, revisions or supplements thereto) provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments or other documents containing material terms and conditions of such Acquisition Proposal), and (iii)  the identity of the Person making such Acquisition Proposal, and shall use reasonable efforts to keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably timely basis (and in any event within one Business Day of the occurrence of any change in any price term or any other material term thereof). The Company agrees that it and its Subsidiaries shall not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 7.02.

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(d)          Company Adverse Recommendation Change. Except as expressly permitted by Section 7.02(e) or 7.02(f), the Board of Directors of the Company (or any committee thereof) shall not (i)(A) fail to include the Company Recommendation in the Schedule 14D-9 or the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Recommendation or make any statement, filing or release, whether in connection with the Offer, obtaining the Company Shareholder Approval or otherwise, inconsistent with the Company Recommendation, (C) within ten Business Days of a tender or exchange offer relating to securities of the Company having been commenced, fail to (x) publicly recommend against such tender or exchange offer or fail to send to the Company’s securityholders a statement disclosing that the Company recommends rejection of such tender or exchange offer, or (y) publicly reaffirm the Company Recommendation, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company an Acquisition Proposal or resolve or agree to take any such action, or (E) following the disclosure or announcement of an Acquisition Proposal, fail to reaffirm publicly the Company Recommendation within ten Business Days after Parent requests in writing that the Company Recommendation be reaffirmed publicly (provided that Parent shall be entitled to make such a written request for reaffirmation only once for each Acquisition Proposal and once for each increase of price of such Acquisition Proposal, and once otherwise); the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change,” (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement or (iii) take any action pursuant to Section 9.03(a).

(e)          Superior Proposal. Notwithstanding anything to the contrary herein, prior to the Offer Closing, the Board of Directors of the Company (or any committee thereof) may (i) effect a Company Adverse Recommendation Change in respect of an Acquisition Proposal, or (ii) if it elects to do so in connection with or following a Company Adverse Recommendation Change, terminate this Agreement pursuant to Section 9.03(a) to enter into an Alternative Acquisition Agreement relating to an Acquisition Proposal, if and only if, in either case: (A) an Acquisition Proposal is made to the Company by a third party, such offer is not withdrawn and the Company has not breached this Section 7.02; (B) the Board of Directors of the Company or any committee thereof determines in good faith after consultation with outside legal counsel and a financial advisor that such offer constitutes a Superior Proposal; (C) following consultation with outside legal counsel, the Board of Directors of the Company (or any committee thereof) determines that failure to take such action would be reasonably likely to be inconsistent with fiduciary duties under applicable Law; (D) the Company has given Parent at least three Business Days’ prior written notice of its intention to take such action (which notice shall include a copy of the Acquisition Proposal, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Acquisition Proposal not made in writing, including any financing commitments relating thereto) (it being understood that any material revision or amendment to the terms of such Acquisition Proposal shall require a new notice and, in such case, all references to three Business Days in this Section 7.02(e) shall be deemed to be two Business Days); (E) following the end of such notice period, the Board of Directors of the Company (or any committee thereof) shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent and, after consultation with outside legal counsel and a financial advisor, the Board of Directors of the Company (or any committee thereof) shall have again determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law; and (F) the Company pays the Company Termination Fee in accordance with Section 9.05(c) if due thereunder.

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(f)          Intervening Event. Notwithstanding anything to the contrary herein, prior to the Offer Closing, the Board of Directors of the Company (or any committee thereof) may effect a Company Adverse Recommendation Change in response to any material development, fact, change, event, effect, occurrence or circumstance with respect to the Company (excluding the Company exceeding internal or published projections, forecasts or revenue or earning predictions for any period, it being understood that the facts or occurrences giving rise or contributing to the Company’s ability to exceed such projections, forecasts or predictions shall not be so excluded) that (A) does not relate to an Acquisition Proposal, and (B) is not known or reasonably foreseeable (or the material consequences of which are not known or reasonably foreseeable) to the Company or the Board of Directors of the Company as of the date hereof if (1) the Board of Directors of the Company (or any committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) prior to taking such action, the Board of Directors of the Company (or any committee thereof) has given Parent at least three Business Days’ prior written notice of its intention to take such action which notice shall identify the reasons for the proposed Company Adverse Recommendation Change, and (3) following the end of such notice period, the Board of Directors of the Company (or any committee thereof) shall have considered in good faith any revisions to this Agreement proposed in writing by Parent and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law. For the avoidance of doubt, a Company Adverse Recommendation Change pursuant to this Section 7.02(f) shall not give rise to any termination right for the Company.

(g)          Disclosure Obligations. Without limiting the generality or effect of any other provision hereof, nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company (or any committee thereof) from (i) taking such action as the Company determines in good faith after consultation with outside legal counsel is required by its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal or any other matter, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders) or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company); provided, however, that, in either case, neither the Company nor the Board of Directors of the Company shall effect, or disclose pursuant to such rules or otherwise, a position which constitutes a Company Adverse Recommendation Change unless permitted by this Section 7.02 (other than this Section 7.02(g)).

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Section 7.03. Shareholders Meeting; Proxy Statement.

(a)          Shareholders Meeting. Subject to the terms set forth in this Agreement, if the approval of this Agreement by the Company’s shareholders is required under applicable Law in order to effect the Merger, the Company shall take all actions in accordance with applicable Law, the Company’s articles of incorporation and bylaws and the rules of the NYSE MKT to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement thereof, the “Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, as soon as reasonably practicable after the Offer Closing (and in any event no later than 45 days after mailing the Proxy Statement, unless a later date is mutually agreed by the Company and Parent). In such event, (a) Parent and Merger Sub shall cause all shares of Common Stock beneficially held by either of them to be voted in favor of the adoption of this Agreement and the approval of the Merger and (b) the Company shall use its reasonable best efforts to solicit from the shareholders of the Company proxies in favor of the adoption of this Agreement and the approval of the Merger. Unless this Agreement has been terminated pursuant to and in accordance with Article 9, and notwithstanding any Company Adverse Recommendation Change, this Agreement shall be submitted to the Company’s shareholders for the purpose of obtaining the Company Shareholder Approval if the Offer Closing occurs, the Top-Up Option cannot be exercised and consummated under applicable Law and approval of this Agreement by the Company’s shareholders is required under applicable Law in order to effect the Merger.

(b)          Proxy Statement. As promptly as reasonably practicable after the Offer Closing, if the approval of this Agreement by the Company’s shareholders is required under applicable Law in order to effect the Merger, the Company shall prepare the Proxy Statement and file it with the SEC, and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing. The Company shall use reasonable best efforts to respond as promptly as practicable to and resolve all comments received from the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to its shareholders as promptly as reasonably practicable after the resolution of any such comments. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. The Company shall not file the Proxy Statement or any amendments thereof with the SEC without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, with respect to disclosures relating to Parent or without otherwise providing Parent, Merger Sub and their counsel a reasonable opportunity to review and propose comments on the Proxy Statement or such amendments (and the Company shall in good faith give reasonable consideration to any such comments). The Company shall not have or participate in any meetings or discussions with any Governmental Entity regarding the Proxy Statement without first consulting with Parent. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement under applicable Law. Parent agrees that such information supplied by or on behalf of Parent or Merger Sub in writing for inclusion (or incorporation by reference) in the Proxy Statement shall not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees that the Proxy Statement (i) shall not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing shall not apply with respect to information contained or incorporated by reference in the Proxy Statement and supplied by or on behalf of Parent or Merger Sub for inclusion (or incorporation by reference) in the Proxy Statement and (ii) shall comply as to form in all material respects with the applicable requirements of the Exchange Act.

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(c)          Short-Form Merger. Notwithstanding any provision of this Section 7.03 to the contrary, if following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Parent, Merger Sub and their respective Subsidiaries shall hold, in the aggregate, at least eighty percent (80%) of the outstanding shares of Common Stock (determined on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)), the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Common Stock held by Parent or any Subsidiary or Affiliate of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the holding of a Shareholders Meeting in accordance with Section 1924(b)(1)(ii) of the PBCL.

Section 7.04. Reasonable Best Efforts.

(a)          Subject to the terms and conditions set forth in this Agreement, including Section 7.02 (e)-(h), each of the Company, Parent and Merger Sub shall use (and cause its affiliates to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties and all consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in respect of the Company Material Contracts in connection with the Offer, the Merger, this Agreement or the transactions contemplated by this Agreement (it being understood that the failure to receive any such consents, approvals or waivers shall not be a condition to Parent’s and Merger Sub’s obligations hereunder), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Offer, or the consummation of the Offer or the Merger or the other transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Offer or the Merger and the other transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or to incur any material cost or expense in the performance hereof.

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(b)          Subject to the terms and conditions set forth in this Agreement, including Section 7.02 (e)-(h), and without limiting the foregoing, the Company and Parent shall (i) promptly, (A) but in no event later than fifteen days after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) use reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, (iv) promptly inform the other party upon receipt of any material communication from the Antitrust Division of the United States Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement and (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to (A) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate, (B) extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), or (C) enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(c)          In furtherance and not in limitation of the covenants of the parties contained in this Section 7.04, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.04 shall limit a party’s right to terminate this Agreement pursuant to Section 9.02 so long as such party has, prior to such termination, complied with its obligations under this Section 7.04.

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(d)          As soon as reasonably practicable following the date hereof, and in any event no later than the date that the Offer is commenced pursuant to Section 1.01(a), Parent shall: (i) duly incorporate, in the Commonwealth of Pennsylvania, a new wholly owned Subsidiary (“PA Merger Sub”); and (ii) cause Merger Sub to be merged with and into PA Merger Sub, with PA Merger Sub surviving the merger as a wholly owned Subsidiary of Parent, with the effects specified in Section 1929 of the PBCL.

Section 7.05. Access and Reports.

(a)          The Company shall afford to Parent and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ officers, employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and shall furnish Parent with financial, operating and other data and information as Parent, through its respective officers, employees or other authorized Representatives may from time to time reasonably request in writing.

(b)          Notwithstanding the foregoing, the Company shall not be required to afford access pursuant to Section 7.05(a) if such access would unreasonably disrupt the operations of the Company or any of its Subsidiaries or would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, nor shall Parent, any of its Representatives or the Financing Sources be permitted to perform any onsite procedure (including any onsite environmental study) with respect to any property of the Company or any of its Subsidiaries.

(c)          This Section 7.05 shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the reasonable, good faith judgment (after consultation with counsel) of the Company, is likely to result in any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s reasonable, good faith judgment (after consultation with counsel) adversely affect in any material respect the Company’s position in any pending litigation; provided, that , the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith belief of the Company (after consultation with counsel)) be reasonably likely to result in the violation of any such Law or be likely to cause such privilege to be undermined with respect to such information or (ii) could reasonably (in the good faith belief of the Company (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements.

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Section 7.06. Stock Exchange De-listing. Before the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE MKT and SEC to enable the delisting by the Surviving Corporation of the Common Stock from the NYSE MKT and the deregistration of the Common Stock under the Exchange Act as soon as practicable following the Effective Time.

Section 7.07. Publicity. The initial press release regarding this Agreement, the Offer, the Merger and the transactions contemplated by this Agreement shall be substantially in the form previously agreed to by Parent and the Company. Thereafter, none of the Company, Parent or Merger Sub shall, and the Company shall not permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement without first consulting with Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that the restrictions set forth in this Section 7.07 shall not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto, (b) in connection with any dispute between the parties regarding this Agreement, the Offer, the Merger or the transactions contemplated by this Agreement, or (c) as a party may in good faith, after consultation with outside counsel, determine is required by Law. The Company shall not make any written communications to employees with respect to the Offer, the Merger and the other transactions contemplated by this Agreement containing information that has not been previously publicly disclosed in a press release or filing with the SEC or which is materially inconsistent with such previously disclosed information without first consulting with Parent and providing Parent reasonable opportunity to comment.

Section 7.08. Employee Benefits.

(a)          Employment Agreements. Parent shall cause the Surviving Corporation, its Subsidiaries and their permitted successors and assigns to honor and perform all employment or compensatory Contracts between the Company or any of its Subsidiaries, on the one hand, and any past or present employee or consultant of the Company or any of its Subsidiaries, on the other (including all Retention Awards and employment, employment continuation, severance, incentive , change in control and termination Contracts disclosed in Section 5.10(a) of the Company Disclosure Schedule) (in each case subject to any right to amend, modify or terminate such Contract in accordance with its terms). Without limiting the foregoing, the Surviving Corporation shall not, and Parent shall not permit the Surviving Corporation to, purport to amend or terminate the Key Employee Retention Plan or any award granted thereunder so as to or in any manner as reasonably could adversely affect the rights and entitlement of any Eligible Employee granted a Retention Award thereunder.

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(b)          Employees. During the period of one year beginning on the Effective Time, Parent shall provide or cause to be provided to each employee of the Company and its Subsidiaries as of the Closing Date who continue employment with Parent or any of its direct or indirect Subsidiaries, (each, an “Affected Employee”), while employed by the Company or any of its Subsidiaries, compensation and benefits (excluding any equity-based compensation) the value of which, in the aggregate, is at least substantially equivalent to the aggregate value of the compensation and benefits provided to such Affected Employee immediately prior to the Effective Time; provided, that, during such one year period (i) each Affected Employee, while employed by the Company or any of its Subsidiaries, shall be provided base wages or salary, as applicable, that are not less than the base wages or salary, as applicable, provided to such Affected Employee immediately prior to the Effective Time and (ii) each Affected Employee shall be provided severance benefits not less favorable than those provided to such Affected Employee immediately prior to the Effective Time.

(c)          Plans. Parent shall cause any employee benefit plans (other than any equity based plans) which the Affected Employees are entitled to participate in after the Effective Time to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual (but not for benefit accrual purposes under any defined benefit pension plan) thereunder, service for the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or any of its Subsidiaries prior to the Effective Time (except to the extent it would result in a duplication of benefits or compensation with respect to the same period of service), and Affected Employees shall be immediately eligible to participate in any such plan(s), without any waiting time, to the extent such Affected Employee was eligible to participate in the comparable Company Benefit Plan immediately prior to the Effective Time. To the extent any health benefit plan replaces a Company Benefit Plan that is a health benefit plan in the plan year in which the Effective Time occurs, Parent shall, and shall cause its direct and indirect Subsidiaries (including the Surviving Corporation) to (i) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Affected Employee to the extent waived or satisfied under the replaced Company Benefit Plan prior to the Effective Time and (ii) credit each Affected Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Effective Time under the terms of the replaced Company Benefit Plan in satisfying any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Effective Time occurs.

(d)          Effect of Agreement. Nothing contained in this Section 7.08 or any other provision of this Agreement, (i) shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement (except for limitations on the rights of the Surviving Corporation under the Key Employee Retention Plan as described in Section 7.08(a)), (ii) shall limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with the terms thereof and applicable Law (except for limitations on the rights of the Surviving Corporation under the Key Employee Retention Plan as described in Section 7.08(a)), (iii) shall create any third-party beneficiary rights or obligations in any Person (including any Affected Employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Surviving Corporation, any of its Subsidiaries, or any of their respective Affiliates, other than the rights of employees party to individual employment or compensation Contracts or holding Retention Awards as described in Section 7.08(a), or (iv) subject to any obligations of the Surviving Corporation or its Subsidiaries under such employment or compensation Contracts and Retention Awards and to the severance obligations described in Section 7.08(b), shall limit the right of Parent (or its Subsidiaries) to terminate, in accordance with applicable Law, the employment or service of any employee or other service-provider following the Effective Time.

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Section 7.09. Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

Section 7.10. Indemnification; Directors’ and Officers’ Insurance.

(a)          To the fullest extent required or permitted by Law, (i) from and after the Offer Closing and through the Effective Time, Parent shall cause the Company, and (ii) from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, and advance expenses as incurred to, in each case to the fullest extent required or permitted under applicable Law, each present and former director or officer of the Company or any of its Subsidiaries, together with any Person listed on Schedule 7.10 who, as of the date of this Agreement, has been designated by the Board of Directors of the Company as an “indemnitee” pursuant to Article 6th Section 2(a) of the Company’s Articles of Incorporation (collectively, the “Indemnified Parties”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or representative of the Company or any of its Subsidiaries or services performed by such Persons at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the Offer, the Merger, the other transactions contemplated by this Agreement and the process and other events giving rise thereto and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. In the event of any such action, Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cooperate with the Indemnified Party in the defense of any such action.

(b)          Following the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the provisions in its articles of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the certificate of incorporation and bylaws of the company in effect on the date of this Agreement, to the fullest extent permitted from time to time by applicable Law, which provisions shall not be amended except as required by applicable Law or to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties’ indemnification rights thereunder.

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(c)          Prior to the Effective Time, the Company may obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for the Indemnified Parties, and (ii) the Company’s existing fiduciary and employment practices liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary and employment practices liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the Indemnified Parties as the Company’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Whether pursuant to such tail policy or otherwise, the Surviving Corporation shall continue to maintain in effect for a period of at least six years from and after the Effective Time D&O Insurance with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)          If the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, unless provided by operation of Law, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10. This Section 7.10 may not be amended after the Effective Time in a manner as to adversely affect any Indemnified Person unless such Indemnified Person shall have consented in writing to such amendment.

(e)          The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, who are intended third-party beneficiaries of this Section 7.10 as of and following the Effective Time.

(f)          The rights of the Indemnified Parties under this Section 7.10 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the articles of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

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Section 7.11. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and Board of Directors of the Company shall each use reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Law on this Agreement, the Offer, the Merger and the other transactions contemplated hereby.

Section 7.12. Continuity of Facilities and Personnel.

(a)          Headquarters. From and after the Effective Time, the Company’s current headquarters in Moon Township, Pennsylvania, shall continue to be the principal business headquarters for the business of the Company as conducted by Parent and its Subsidiaries, including the Surviving Corporation, after the Effective Time.

(b)          Name. From and after the Effective Time, the current name of the Company shall be the name of the Surviving Corporation.

(c)          Other Facilities and Personnel. From and after the Effective Time, Parent and the Surviving Corporation shall to the extent commercially reasonable maintain in existence and at current staffing levels the Company’s business locations, and shall continue consistent with the Company’s past practices the corporate support provided to charitable and non-profit groups and organizations in the regions in which the Company’s facilities are located and those in which it does business.

(d)          Disclosure. In connection with the public announcement of the transactions contemplated by this Agreement, the Company and Parent shall publicly disclose the matters set forth in this Section 7.12.

Section 7.13. Section 16 Matters. Prior to the Effective Time, the Board of Directors of the Company shall be permitted to take all such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities pursuant to transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.14. Parent Vote. Parent shall vote (or consent, by written action in lieu of a meeting, with respect to) all shares of common stock of Merger Sub in favor of the adoption of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger and the transactions contemplated by this Agreement.

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Section 7.15. Financing.

(a)          Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitments, including using reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate definitive agreements with respect to the Debt Financing on terms and conditions (including, as necessary, the “flex” provisions contained in the redacted fee letter accompanying the Debt Financing Letter) as specified in the Debt Financing Letter (any such agreements, the “Definitive Debt Agreements”), (iii) satisfy on a timely basis (or obtain the waiver of) all conditions that are applicable to Parent or Merger Sub in the Debt Financing Commitment or the Definitive Debt Agreements, as applicable, and comply with its obligations thereunder, and (iv) upon the satisfaction or waiver of such conditions, consummate the Debt Financing at or prior to the Effective Time. In furtherance and not in limitation of the foregoing, in the event that all conditions to the Debt Financing Letter (and if Definitive Debt Agreements have been entered into, to such respective Definitive Debt Agreements) in each case, other than the availability of any of the financing contemplated under the Equity Financing Letter, have been satisfied or waived or upon the funding will be satisfied, and all of the conditions set forth in Section 8.1 (with respect to any funding of Debt Financing to occur at the Closing) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Debt Financing, the Offer Closing or the Closing, as applicable), Parent and Merger Sub shall use their reasonable best efforts to enforce their rights under the Debt Financing Letter and Definitive Debt Agreements, as the case may be, including by suit or other appropriate proceeding.

(b)          Parent shall have the right from time to time to amend, modify or replace the Financing Commitments; provided, that Parent shall not, without the prior written consent of the Company, agree to, or permit, any amendment, modification or replacement of, or waiver under, the Financing Commitments or the definitive agreements relating to the Financing Commitments if such amendment, modification, replacement or waiver would (A) reduce the aggregate amount of the Financing (unless the Debt Financing or the Equity Financing is increased by a corresponding amount), (B) impose new or additional conditions or expand or amend any of the conditions precedent or contingencies to the funding on the Closing Date of the Financing that would reasonably be expected to (1) prevent, impede or delay the consummation of the Financing, the Offer Closing or the Closing, (2) make the funding of the Financing less likely to occur, or (3) adversely impact the ability of the Parent to enforce its rights against the other parties to the Financing Commitments or the definitive documents with respect thereto, or (C) reasonably be expected to (1) prevent, impede or delay the consummation of the Financing, the Offer Closing or the Closing, (2) make the funding of the Financing less likely to occur, or (3) adversely impact the ability of the Parent to enforce its rights against the other parties to the Financing Commitments or the definitive documents with respect thereto, without the prior consent of the Company; provided, further, that notwithstanding the foregoing, Parent may amend the Debt Financing Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Letter as of the date of this Agreement if the addition of such parties individually or in the aggregate would not reasonably be expected to delay or prevent the consummation of the Debt Financing or the Offer Closing. Parent shall deliver to the Company copies of any such amendment, modification, replacement or waiver promptly upon its execution thereof. If, notwithstanding the use of reasonable best efforts by Buyer to satisfy its obligations under this Section 7.15(a), any portion of the Debt Financing or Definitive Debt Documents is terminated or expires or otherwise becomes unavailable on the terms and conditions (including the “flex” provisions contained in the redacted fee letter accompanying the Debt Financing Letter) specified in the Debt Financing Letter or the Definitive Debt Agreements, Parent shall promptly notify the Company and shall use its reasonable best efforts to arrange and obtain alternative financing from the same and/or alternative sources on terms and conditions not less favorable, taken as a whole, to Parent, than those contained in the Debt Financing Letter (“Alternative Financing”), upon terms and conditions which would not have any of the effects specified in clauses (A), (B) and (C) of this Section 7.15(a) as promptly as reasonably practicable following the occurrence of such event. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including (1) giving the Company prompt written notice of any material adverse change with respect to the Debt Financing, including if at any time the Debt Financing Letter expires or is terminated for any reason or if any financing source party to the Debt Financing Letter notifies Parent that such source no longer intends to provide financing to Parent on the terms set forth therein, and (2) upon the Company’s reasonable request, advising and updating the Company, in a reasonable level of detail, with respect to status and proposed funding date. For purposes of this Agreement, references to “Financing” and “Debt Financing” and “Definitive Debt Agreements” shall include the financing contemplated by the Debt Financing Letter as permitted by this Section 7.15(a) to be amended, modified or replaced and references to “Debt Financing Letter” shall include such documents as permitted by this Section 7.15(a) to be amended, modified or replaced, in each case from and after such amendment, modification, or replacement.

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(c)          The Company shall use reasonable best efforts, shall cause its Subsidiaries to use reasonable best efforts, and shall use its reasonable best efforts to cause each of its and their respective directors, officers, employees and Representatives (collectively for purposes of this Section 7.15(b), the “Agents”), to provide to Parent all reasonable cooperation requested in writing by Parent that is necessary in connection with the Debt Financing, including (i) furnishing Parent and its Financing Sources the Required Information, (ii) participating at reasonable times in a reasonable number of meetings (including customary one-on-one meetings among the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Agents, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (iii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and similar documents required in connection with the Debt Financing (including requesting any customary consents of accountants for use of their reports in any materials relating to the Debt Financing and the delivery of one or more customary representation letters), (iv) using reasonable efforts to obtain customary accountants’ comfort letters and customary legal opinions as reasonably requested by Parent, (v) reasonably cooperating with the pledging of collateral required to be pledged as of the Closing Date under the Debt Financing Letter, (vi) executing and delivering any documents as may be reasonably requested by Parent, (vii) causing the taking of corporate actions (subject to the occurrence of the Closing) by the Company and its Subsidiaries reasonably necessary to permit the completion of the Debt Financing, and (viii) facilitating the execution and delivery at the Closing of definitive documents related to the Debt Financing on the terms contemplated by the Debt Financing; provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and provided that such requested cooperation is of the type customarily provided in similar financings; provided, further, that, notwithstanding the foregoing, no obligations of the Company, its Subsidiaries or their respective Affiliates or Agents under any agreement, document or instrument executed or delivered by the Company, its Subsidiaries or their respective Affiliates or Agents pursuant to the Company’s obligations under this Section 7.15(b) shall be effective until the Closing; provided, further, that nothing herein shall require such assistance to the extent it would require the Company to pay (or to agree to pay) any fees, reimburse any expenses, incur any liability or give any indemnities prior to the Effective Time for which it is not promptly reimbursed or indemnified. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its subsidiaries or any of their logos. For the purposes of this Agreement, “Financing Sources” shall mean the lenders and any other Persons that have committed to provide the Debt Financing, including any arrangers, book managers, administrative agents, collateral agents, or trustees part of the Debt Financing (and any of their representatives or agents) and their respective Affiliates and any of such entities’ or their respective Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents or their heirs, executors, successors and assigns of any of the foregoing). For the purposes of this Agreement, “Required Information” shall mean, as of any date, all information regarding the Company and its Subsidiaries required by Regulation S-X and Regulation S-K under the Securities Act (including all audited financial statements and all unaudited financial statements (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) but excluding consolidating and other financial statements and data that would be required by Sections 3-10 and 3-16 of Regulation S-X, Item 402 of Regulation S-K and information regarding executive compensation) and all information regarding the Company and its Subsidiaries reasonably required for Parent to prepare pro forma financial information, prepared in accordance with, or reconciled to, GAAP, in each case (i) for a registration statement for a public offering of debt securities of the type contemplated by the Debt Financing Letter to be declared effective, and of the type and form customarily included in private placements of debt securities under Rule 144A under the Securities Act, to consummate the offering of high-yield debt securities contemplated by the Debt Financing Letters (which shall not include subsidiary financial statements that would be required under Rules 3-09, 3-10 or 3-16 of Regulation S-X or any compensation disclosure or analysis), and (ii) of the type contemplated in the Debt Financing Letter and form customarily included in information memoranda and other marketing documents used to syndicate credit facilities of the type to be included in the Debt Financing. If the Closing does not occur, Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Agents for and against any and all losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 7.15(b) and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries). All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Agents pursuant to this Section 7.15 shall be kept confidential in accordance with the Confidentiality Agreement.

(d)          Notwithstanding the foregoing, Parent acknowledges and agrees that this Agreement, the Offer, the Merger and the other transactions contemplated hereby are not contingent on Parent’s ability to obtain financing (including any Alternative Financing) or any specific amount or terms with respect to such financing.

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ARTICLE 8

CONDITIONS

Section 8.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law and other than the conditions set forth in Section 8.01(a) which may not be waived by any party) at or prior to the Effective Time of each of the following conditions:

(a)          Shareholder Approval. If the approval of this Agreement by the Company’s shareholders is required under applicable Law in order to effect the Merger, this Agreement shall have been duly adopted by Company Shareholder Approval in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b)          No Injunction. No Order (whether temporary, preliminary or permanent) by any Governmental Entity of competent jurisdiction in a jurisdiction in which any of the Company or Parent has substantial operations prohibiting consummation of the Merger shall have been issued and be continuing in effect. No Law shall have been enacted, issued, entered, promulgated or enforced by any Governmental Entity in such a jurisdiction that prohibits or makes illegal consummation of the Merger and shall continue to be in effect.

(c)          Purchase of Common Stock in the Offer. Merger Sub shall have previously accepted for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Sub pursuant to this Agreement).

Section 8.02. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 8.01 to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s breach of this Agreement.

ARTICLE 9

TERMINATION

Section 9.01. Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a), by mutual written consent of the Company and Parent.

Section 9.02. Termination by Either Parent or the Company. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a)          any Order by a Governmental Entity of competent jurisdiction in a jurisdiction in which any of the Company or Parent has substantial operations permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a)); provided, however, that the terminating party shall have complied with its obligations under Section 7.04 (Reasonable Best Efforts); or

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(b)          if (i) the Offer Closing shall not have occurred on or before the Outside Date, and (ii) the party seeking to terminate this Agreement pursuant to this Section 9.02(c) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or substantially contributed to the failure to consummate the Offer Closing on or before such date.

Section 9.03. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:

(a)          at any time prior to the Offer Closing, in order to concurrently enter into an Alternative Acquisition Agreement for a Superior Proposal, provided that the Company has complied with Section 7.02, and the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.05(c);

(b)          at any time prior to the Offer Closing, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement and such breach (i) is not curable by the Outside Date or, if curable, is not cured prior to the 30th day after written notice thereof is given by the Company to Parent and (ii) would reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their respective obligations hereunder (any such breach, a “Purchaser Breach”); provided, however, that the Company is not then in breach of this Agreement such that either clause (b) or clause (c) of the Offer Conditions would not be capable of being satisfied by the Outside Date; and provided, further, that notwithstanding the foregoing, the failure to pay any consideration when due hereunder shall not be entitled to a cure period;

(c)          at any time prior to the Effective Time, if all of the Offer Conditions have been satisfied (other than those conditions that by their nature are to be satisfied at the Offer Closing) and Parent and Merger Sub fail to consummate the Offer Closing on or before the date on which the Offer Closing should have occurred pursuant to Section 1.01(e); or

(d)          if Parent or Merger Sub shall have failed to commence the Offer by August 30, 2013 (assuming the Company has timely complied with its obligations to cooperate with Parent and Merger Sub in connection with the Offer).

Section 9.04. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent:

(a)          at any time prior to the Offer Closing, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that either clause (b) or clause (c) of the Offer Conditions would not be capable of being satisfied by the Outside Date and such breach cannot be or is not cured prior to the 30th day after written notice thereof is given by Parent to the Company; provided, however, that there does not then exist any Purchaser Breach; or

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(b)          at any time prior to the Offer Closing if (i) the Company shall have entered into an Alternative Acquisition Agreement relating to any Acquisition Proposal, (ii) the Company shall have intentionally and materially breached Section 7.02, or (iii) a Company Adverse Recommendation Change shall have occurred.

Section 9.05. Effect of Termination and Abandonment.

(a)          In the event of termination of this Agreement and the abandonment of the Offer and the Merger pursuant to this Article 9, this Agreement shall terminate and become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, (i) the provisions set forth in this Section 9.05, Article 10 (Miscellaneous and General) and the agreements of the Company, Parent and Merger Sub contained in Section 7.09 (Expenses), and any confidentiality agreement(s) shall survive the termination of this Agreement and (ii) nothing herein shall relieve the Company, Parent or Merger Sub from liability for (x) any Deliberate and material breach of any of its representations, warranties, covenants and agreements set forth in this Agreement occurring prior to such termination nor (y) in the case of Parent or Merger Sub, any failure of Parent and Merger Sub to consummate the Offer as provided by this Agreement notwithstanding satisfaction of all the Offer Conditions (other than conditions that by their nature are to be satisfied at the Offer Closing) or to perform their covenants in Section 7.15, and any aggrieved party shall be entitled to all rights and remedies at law or in equity, including the right of the aggrieved party to seek the benefit of its bargain (in the case of the Company, the bargain lost by the Company’s shareholders); provided, however, that in connection with any Deliberate and material breach described in the foregoing clause (x), or any failure described in the foregoing clause (y), in no event shall the Company be entitled to any other rights or remedies at law or in equity in the event that it elects to receive (and does receive) the Parent Termination Fee, and in no event shall the Company be entitled to the Parent Termination Fee in the event that it elects to receive (and does receive) any other remedies at law or in equity with respect to such failure or breach. For purposes of this Agreement, “Deliberate” means an action or failure to act by or with the consent of an executive officer of the party where the executive officer has actual knowledge that such action or failure to act will constitute a breach of this Agreement; provided however, that failure by Parent to pay the aggregate Offer Price or the aggregate Merger Consideration when and if required by and in accordance with the terms of this Agreement shall be deemed Deliberate whether or not Financing or any other financing is available to Parent or Merger Sub.

(b)          In the event that this Agreement is terminated by the Company pursuant to its rights under Section 9.03(b) or 9.03(c), then Parent shall pay to the Company or one or more Persons designated by the Company a termination fee of $23,600,000 in cash (the “Parent Termination Fee”) no later than two Business Days after the date of such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion), provided, however, that nothing herein shall limit the Company’s rights to seek recovery for additional damages under Section 9.05(a).

(c)          The Company shall pay to Parent or one or more Persons designated by Parent a termination fee of $11,800,000 in cash (the “Company Termination Fee”) if this Agreement is terminated as follows, it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion, and provided, however, that nothing herein shall limit Parent’s rights to seek recovery for additional damages under Section 9.05(a):

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(i)          the Company shall pay to Parent the Company Termination Fee within two Business Days following termination pursuant to Section 9.03(a) or Section 9.04(b);

(ii)         if (A) this Agreement is terminated pursuant to Section 9.02(b) or Section 9.04(a), (B) an Acquisition Proposal (including a previously communicated Acquisition Proposal) shall have been publicly announced or otherwise communicated to a member of the Board of Directors of the Company (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make an Acquisition Proposal) at any time prior to the date of termination, and (C) if within twelve months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, or recommends to its shareholders, any Acquisition Proposal, then (upon the satisfaction of all of the conditions set forth in clauses (A) through (C) of this Section 9.05(c)(ii)), the Company shall pay to Parent the Company Termination Fee prior to entering into any definitive agreement with respect to, consummating or recommending, as applicable, an Acquisition Proposal; provided, however, that for purposes of this Section 9.05(c)(ii), the references in the definition of Acquisition Proposal to “15% or more” shall be deemed to be references to “a majority.”

(d)          All amounts paid pursuant to this Section 9.05 shall be by wire transfer of immediately available funds to an account directed by the party hereto entitled to payment. Each of the parties hereto acknowledge that the agreements contained in this Section 9.05 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amount due pursuant to this Section 9.05, and, in order to obtain such payment, Parent or the Company, as the case may be, commences an action which results in a judgment against the other party (or, if such action is commenced by the Company, against Merger Sub) for the payment set forth in this Section 9.05, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

ARTICLE 10

MISCELLANEOUS AND GENERAL

Section 10.01. Survival. None of the representations or warranties in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

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Section 10.02. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement of the parties hereto. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a modification, amendment, or waiver of those rights. Notwithstanding anything to the contrary contained herein, Sections 10.05, 10.09, 10.15 and this Section 10.02 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

Section 10.03. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and, together with the other provisions of this Agreement for the benefit of such party, may be waived in writing by such party in whole or in part to the extent permitted by applicable Laws.

Section 10.04. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf, facsimile or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by email or facsimile) to the other parties, and all such counterparts shall together constitute one and the same agreement.

Section 10.05. Governing Law and Venue; Waiver of Jury Trial.

(a)          THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE COMMONWEALTH OF PENNSYLVANIA WITHOUT REGARD TO ANY CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD REQUIRE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the Commonwealth of Pennsylvania located in the City of Pittsburgh, Allegheny County, Pennsylvania, and, in each case, any appellate court therefrom (together, the “Chosen Courts”), for the purposes of any suit, action or other proceeding arising out of this Agreement or the Merger or any other transaction contemplated by this Agreement (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts). Each of the parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such person’s respective address set forth below shall be effective service of process for any such action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Merger or any of the other transactions contemplated by this Agreement in the Chosen Courts, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

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(b)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING WITH RESPECT TO THE DEBT FINANCING LETTERS). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.05.

(c)          Notwithstanding the foregoing, each of the parties hereto hereby agrees that it shall not, and it shall not permit any of its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, or any of its Affiliates, directors, officers, employees or Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that (i) the provisions of Section 10.05(b) relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim and (ii) any such action, cause of action, claim, cross-claim or third-party claim shall be governed by and construed in accordance with the laws of the State of New York.

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Section 10.06. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the other provisions of this Section 10.06, the parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the parties hereto to consummate the Closing in accordance with Section 1.02) in the Chosen Courts without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 9.05 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to limit, diminish or otherwise impair in any respect any party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.06 shall not be required to provide any bond or other security in connection with any such order or injunction. For the avoidance of doubt, notwithstanding anything herein to the contrary, while the Company may pursue any or all of (i) a grant of specific performance pursuant to this Section 10.06, (ii) damages for breach of this Agreement (but only to the extent permitted by Section 9.05(a)), and (iii) the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 9.05(b)), under no circumstances shall Parent or Merger Sub be obligated to both specifically perform the terms of this Agreement and also pay the Parent Termination Fee (or any other damages contemplated by Section 9.05(a)). Notwithstanding anything to the contrary in this Agreement, the Company may obtain an injunction, specific performance or other appropriate form of equitable relief to cause Parent and Merger Sub to cause the Equity Financing to be funded only if each of the following has occurred (i) (x) with respect to any funding of the Equity Financing to occur at the Offer Closing, all the Offer Conditions have been satisfied or waived as of the expiration of the Offer, and (y) with respect to any funding of the Equity Financing to occur at the Closing, all the applicable conditions set forth in Section 8.01 have been satisfied if the Closing were to occur at such time (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject in such case to their being capable of being satisfied at the Closing), (ii) the Debt Financing (or Alternative Financing) has been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the Offer Closing or the Closing, as applicable, if the Equity Financing were to be funded at the Offer Closing or the Closing, as applicable, and (iii) with respect to any funding of the Equity Financing to occur at the Offer Closing, the Company has irrevocably confirmed to Parent in writing that, if the Equity Financing and the Debt Financing were funded, it would take such actions that are within its control to cause the Closing to occur.

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Section 10.07. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, e-mail or by overnight courier:

If to Parent or Merger Sub:

Integrated Mission Solutions, LLC
c/o DC Capital Partners, LLC
11 Canal Center Plaza, Suite 350
Alexandria, VA 22314
Attention:	Attention: Thomas J. Campbell
fax:	202-737-5225
e-mail:	tcampbell@dccapitalpartners.com

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with a copy (which shall not constitute notice) to:

Arnold& Porter LLP
555 12th Street NW
Washington, DC 20004
Attention:	Kevin Lavin
fax:	(202) 942-5999
e-mail:	Kevin.Lavin@aporter.com

If to the Company:

Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108
Attention:	H. James McKnight
fax:	(412) 375-3982
e-mail:	jmcknight@mbakercorp.com

with a copy (which shall not constitute notice) to:

K&L Gates LLP
210 Sixth Avenue
Pittsburgh, PA 15212
Attention:	Michael McLean
fax:	(412) 355-6501
e-mail:	michael.mclean@klgates.com

Jones Day
222 East 41st Street
New York, NY 10017
Attention:	Robert A. Profusek
fax:	(212) 755-7306
e-mail:	raprofusek@jonesday.com

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or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein other than by e-mail); on the next Business Day after deposit with an overnight courier, if sent by an overnight courier; or upon receipt if sent by e-mail (provided that if given by e-mail such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein other than by facsimile).

Section 10.08. Entire Agreement. This Agreement (including the Company Disclosure Schedule and all other schedules and exhibits hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

Section 10.09. No Third Party Beneficiaries. Except (i) with respect to the Indemnified Parties and only after the Effective Time, as provided in Section 7.10 (Indemnification; Directors’ and Officers’ Insurance), (ii) with respect to shareholders, holders of Company Stock Options, Company Stock-Based Awards and Company Cash-Based Awards and only after the Effective Time, for the provisions set forth in Article 4, and (iii) with respect to the Financing Sources, the rights set forth in Sections 10.02, 10.05, 10.15 and this Section 10.09 (with the Financing Sources being express third party beneficiaries of such Sections and each of the Financing Sources being entitled to directly enforce the provisions thereof), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 10.10. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 10.11. Definitions. Each of the terms set forth in Annex A is defined as set forth therein or as in the Section of this Agreement corresponding to such term.

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Section 10.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.13. Interpretation; Construction.

(a)          The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)          The mere inclusion of any item in any section or subsection of the Company Disclosure Schedule as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of the Company Disclosure Schedule are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the sections or subsections of the Company Disclosure Schedule are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

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Section 10.14. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto; provided, however, that Merger Sub shall be permitted to assign its rights and obligations under this Agreement to any Subsidiary of Parent; provided, further, however, that such assignment by Merger Sub shall not (i) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (ii) impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement. Any purported assignment in violation of this Agreement is void.

Section 10.15. Remedies

(a)          Notwithstanding anything in this Agreement to the contrary, none of the Financing Sources acting in the capacities set forth in the Debt Financing Letter shall have any liability or obligation with respect to any claims or actions arising out of or relating to any breach or termination of or under this Agreement or any of the transactions contemplated hereunder, and in no event shall any party hereto, any of their respective Subsidiaries or Affiliates or any of such entities’ officers, directors, employees or Representatives seek any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Financing Source, by the enforcement of any assessment or by any legal or equitable proceeding against any Financing Source, by virtue of any statute, regulation or applicable Law, or otherwise, whether at law or in equity, in contract, in tort or otherwise, in each case in connection with this Agreement or the transactions contemplated hereunder; provided, that nothing contained herein is intended or shall be construed to limit any obligations of the Financing Sources under the Debt Financing Letter or, to the extent applicable, Definitive Debt Agreements or the remedies available to Parent and/or, to the extent applicable, Merger Sub under the Debt Financing Letter or, to the extent applicable, Definitive Debt Agreements.

(b)          Subject to the foregoing, solely as it relates to the Financing Sources, this Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as parties hereto and then only with respect to the obligations set forth herein with respect to such party.

[Signature page follows.]

63

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MICHAEL BAKER CORPORATION
/s/ H. James McKnight
Name: H. James McKnight
Title: Office of the CEO

INTEGRATED MISSION SOLUTIONS, LLC
/s/ Thomas J. Campbell
Name: Thomas J. Campbell
Title: Chairman

PROJECT STEEL MERGER SUB,INC.
/s/ Thomas J. Campbell
Name: Thomas J. Campbell
Title: Chairman

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ANNEX A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Annex A.

“Acceptable Confidentiality Agreement” means one or more executed confidentiality agreements on terms that the Board of Directors of the Company determines in good faith are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or any Affiliate of any of the foregoing) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 15% or more (based on the fair market value, as determined in good faith by the Board of Directors of the Company (or any committee thereof)) of assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) Shares or other equity securities of the Company which together with any other Shares or other equity securities of the Company beneficially owned by such person or group, would equal 15% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 15% or more of the aggregate voting power of the Company, (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any recapitalization transaction involving the Company, other than, in each case, the transactions contemplated by this Agreement.

“Affected Employee” has the meaning set forth in Section 7.08(b).

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Alternative Acquisition Agreement” has the meaning set forth in Section 7.02(a).

“Alternative Financing” has the meaning set forth in Section 7.15(a).

“Anti–Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and similar laws of those or any other applicable jurisdiction.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, as applicable, foreign antitrust laws.

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“Articles of Merger” has the meaning set forth in Section 1.07.

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or other day on which banks are required or authorized to close in the City of New York.

“Certificate” has the meaning set forth in Section 4.01(a).

“Chosen Courts” has the meaning set forth in Section 10.05(a).

“Closing” has the meaning set forth in Section 1.06

“Closing Date” has the meaning set forth in Section 1.06.

“Code” has the meaning set forth in Section 4.02(i).

“Common Capital Stock” means the Common Capital Stock of the Company, par value $1.00 per share and issuable in one or more series.

“Common Stock” means the series of the Company’s Common Capital Stock that is denominated as the “Common Stock” pursuant to the Company’s Restated Articles of Incorporation.

“Company” has the meaning set forth in the Preamble to this Agreement.

“Company Adverse Recommendation Change” has the meaning set forth in Section 7.02(d).

“Company Balance Sheet” has the meaning set forth in Section 5.06(b).

“Company Balance Sheet Date” has the meaning set forth in Section 5.06(b).

“Company Benefit Plans” has the meaning set forth in Section 5.10(a).

“Company Cash-Based Award” has the meaning set forth in Section 4.03(c).

“Company Disclosure Schedule” has the meaning set forth in the Preamble to Section 5.

“Company ESPP” has the meaning set forth in Section 4.03(d).

“Company Filings” has the meaning set forth in Section 5.05(a).

“Company Financial Advisor” has the meaning set forth in Section 5.03(d).

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“Company Material Adverse Effect” means any facts, circumstances, events or changes that are materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or that have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, or to consummate the Merger and the other transactions to be performed or consummated by the Company pursuant to this Agreement; provided, however that “Company Material Adverse Effect” shall not include facts, circumstances, events or changes resulting from (a) changes in general economic or political conditions (including any consequences of the Budget Control Act of 2011, any successor or related legislation and executive orders, or the effects of any failure to increase or waive the effect of any limitation on the incurrence by the United States of public debt) or the securities, credit or financial markets in general, (b) general changes or developments in the industries in which the Company and its Subsidiaries operate, including general changes in Law or regulation across such industries, (c) the announcement of this Agreement or the pendency or consummation of the Merger or any Acquisition Proposal, (d) any acts required to be taken to remain in compliance with the terms of, or the taking of any action required by, this Agreement or consented to by Parent, (e) any acts of terrorism or war, (f) the identity of Parent or any of its affiliates as participants in the transactions contemplated by this Agreement or the other agreements described in the recitals hereof, or (g) changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP, except, in the case of the foregoing clauses (a) and (b), to the extent such facts, circumstances, events, changes or developments referred to therein have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries or in the geographic markets in which the Company conducts its businesses after taking into account the size of the Company relative to such other companies. For the avoidance of doubt, the parties agree that any decline in the stock price of the Common Stock on the NYSE MKT or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period shall not, in and of itself, constitute a Company Material Adverse Effect, it being understood that, subject to the exclusions noted above, the facts or occurrences giving rise or contributing to such decline or failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Company Material Adverse Effect.

“Company Material Contracts” has the meaning set forth in Section 5.17(a).

“Company Permits” has the meaning set forth in Section 5.08(b).

“Company Recommendation” has the meaning set forth in Section 5.03(b).

“Company Required Governmental Approvals” has the meaning set forth in Section 5.04(a).

“Company SEC Documents” has the meaning set forth in Section 5.05(a).

“Company Shareholder Approval” means the affirmative vote of the holders of outstanding shares of Common Stock representing at least a majority of all the votes entitled to be cast thereupon by holders of Common Stock.

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“Company Stock-Based Award” has the meaning set forth in Section 4.03(b).

“Company Stock Option” has the meaning set forth in Section 4.03(a).

“Company Stock Plans” has the meaning set forth in Section 4.03(a).

“Company Termination Fee” has the meaning set forth in Section 9.05(c).

“Confidentiality Agreement” means the letter agreement dated as of January 31, 2013, between the Company and Parent.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture or other obligation.

“Costs” has the meaning set forth in Section 7.10(a).

“Cumulative Preferred Stock” means the Cumulative Preferred Stock of the Company, par value $1.00 per share and issuable in one or more series.

“Debt Financing” has the meaning set forth in Section 6.05(a).

“Debt Financing Letter” has the meaning set forth in Section 6.05(a).

“Definitive Debt Agreements” has the meaning set forth in Section 7.15(a).

“Deliberate” has the meaning set forth in Section 9.05(a).

“Dissenting Shares” has the meaning set forth in Section 4.01(d).

“D&O Insurance” has the meaning set forth in Section 7.10(c).

“Effective Time” has the meaning set forth in Section 1.07.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of human health or the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource), (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Material, in each case as in effect at the date hereof or (c) the protection of worker health or safety.

“Equity Financing” has the meaning set forth in Section 6.05(a).

“Equity Financing Letter” has the meaning set forth in Section 6.05(a).

“ERISA” has the meaning set forth in Section 5.10(a).

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“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” has the meaning set forth in Section 1.01(a).

“Exchange Agent” has the meaning set forth in Section 4.02(a).

“Exchange Fund” has the meaning set forth in Section 4.02(b).

“Expiration Time” has the meaning set forth in Section 1.01(d).

“Final Investment Date” has the meaning set forth in Section 4.03(d).

“Financing” has the meaning set forth in Section 6.05(a).

“Financing Commitments” has the meaning set forth in Section 6.05(a).

“Financing Sources” has the meaning set forth in Section 7.15(b).

“GAAP” has the meaning set forth in Section 5.05(f).

“Governmental Entity” has the meaning set forth in Section 5.04(a).

“Hazardous Materials” means any substance, element, compound, mixture, solution, and/or waste presently listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Material includes any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Entity or any Environmental Law, including but not limited to any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 5.04(a).

“Indemnified Parties” has the meaning set forth in Section 7.10(a).

“Independent Directors” has the meaning set forth in Section 1.03(c).

“Initial Expiration Time” has the meaning set forth in Section 1.01(d).

A-5

“Intellectual Property” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights and (f) rights of publicity and privacy.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) when referring to the knowledge of the Company or any of its Subsidiaries, the actual knowledge of the persons listed under Section A, “Knowledge Group,” of the Company Disclosure Schedule, following due inquiry, and (ii) when referring to the knowledge of Parent, the actual knowledge of the officers of Parent as of the date hereof following due inquiry.

“Law” or “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, or promulgated by any Governmental Entity and any judicial interpretation thereof.

“Lease” has the meaning set forth in Section 5.16(b).

“Letter of Transmittal” has the meaning set forth in Section 4.02(c).

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Management” means the employees party to the Employment Continuation Agreements listed in the Company Disclosure Schedule.

“Merger” has the meaning set forth in the Preamble to this Agreement.

“Merger Consideration” has the meaning set forth in Section 4.01(a).

“Merger Sub” has the meaning set forth in the Preamble to this Agreement.

“Minimum Condition” has the meaning set forth in Section 1.01(b).

“NYSE MKT” has the meaning set forth in Section 5.04(a).

“Offer” has the meaning set forth in the Preamble to this Agreement.

“Offer Closing” has the meaning set forth in Section 1.01(f).

“Offer Closing Date” has the meaning set forth in Section 1.01(f).

“Offer Conditions” has the meaning set forth in Section 1.01(b).

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“Offer Documents” has the meaning set forth in Section 1.01(h).

“Offer Price” has the meaning set forth in the Preamble to this Agreement.

“Offer to Purchase” has the meaning set forth in Section 1.01(c).

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Outside Date” has the meaning set forth in Section 1.01(e).

“PA Takeover Notice” has the meaning set forth in Section 5.03(c).

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Required Governmental Approvals” has the meaning set forth in Section 6.03(a).

“Parent Termination Fee” has the meaning set forth in Section 9.05(b).

“Patents” has the meaning set forth in the “Intellectual Property” definition.

“PBCL” has the meaning set forth in Section 1.05.

“Permit” means any authorizations, licenses, franchises, consents, certificates, registrations, approvals or other permits of any Governmental Entity.

“Permitted Liens” has the meaning set forth in Section 5.04(b).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Promissory Note” has the meaning set forth in Section 1.04(b).

“Proxy Statement” has the meaning set forth in Section 5.04(a).

“Purchaser Breach” has the meaning set forth in Section 9.03(b).

“Recommendation Considerations” means those factors other than price per share considered by the Board of Directors of the Company in its consideration of Parent’s bid for the Company and its approval and recommendation of this Agreement and the Merger to the Company’s shareholders as described in Section 5.03(b), including likelihood of consummation, Parent’s covenants with respect to the post-Closing conduct of the Company’s business and employee matters, the amount and terms of the Company Termination Fee, and other matters within the scope of Section 1715 of the PBCL.

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“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, migrating, dumping, discarding, burying, abandoning or disposing into the environment of a Hazardous Substance, in each case, in violation of any Environmental Law or in a manner which has or may give rise to any liability under any Environmental Law.

“Representatives” means all accountants, consultants, legal counsel, investment bankers, financial advisors, and agents and other similar representatives.

“Required Information” has the meaning set forth in Section 7.15(b).

“Schedule 14D-9” has the meaning set forth in Section 1.02(a).

“Schedule TO” has the meaning set forth in Section 1.01(h).

“SEC” has the meaning set forth in Section 1.01(e).

“Securities Act” has the meaning set forth in Section 1.04(c).

“Series B Common Stock” means the series of the Company’s Common Capital Stock that is denominated as the “Series B Common Stock” pursuant to the Company’s Restated Articles of Incorporation.

“Share” or “Shares” has the meaning set forth in Section 4.01(a).

“Shareholders Meeting” has the meaning set forth in Section 7.03(a).

“Solvent” means that, with respect to any Person, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

“Sponsor” has the meaning set forth in Section 6.05(a).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

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“Superior Proposal” means a bona fide, written Acquisition Proposal by a third party unaffiliated with the Company that the Board of Directors of the Company in good faith (after consultation with its outside counsel and financial advisor) determines (a) would, if consummated, result in a transaction that is more favorable to the Company from a financial perspective than the transactions contemplated hereby and (b) is, after taking into account the Recommendation Considerations at least as favorable to the Company on such non-financial terms taken as a whole; provided that, for purposes of the definition of “Superior Proposal,” the references to “15% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”

“Surviving Corporation” has the meaning set forth in Section 1.05.

“Takeover Statute” means (a) the Pennsylvania Takeover Disclosure Law and Subchapters E, F, G, H, I or J of Chapter 25 of the PBCL, and (b) any similar takeover, control share or interested shareholder business combination statutes or regulations of any other state of the United States.

“Tax” or “Taxes” means any and all (whether or not disputed) domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including liability for the payment of any such amounts as a result of being either (A) a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or successor, or (B) a party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to any such amounts.

“Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Termination Date” has the meaning set forth in Section 9.02(c).

“Top-Up Notice” has the meaning set forth in Section 1.04(b).

“Top-Up Option” has the meaning set forth in Section 1.04(a).

“Top-Up Shares” has the meaning set forth in Section 1.04(a).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Uncertificated Shares” has the meaning set forth in Section 4.02(a).

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Exhibit A

Conditions to the Offer

Notwithstanding any other term of the Offer, and in addition to the Minimum Condition, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Common Stock after the termination or withdrawal of the Offer), to pay for any shares of Common Stock tendered pursuant to the Offer, if on the date of the Expiration Time any of the following conditions have not been satisfied (or, to the extent legally permissible, waived):

(a)          any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable Antitrust Law shall have expired or been terminated;

(b)          (i) The representations and warranties of the Company contained in Section 5.02 (Capital Structure) of this Agreement shall be true and correct in all respects other than de minimis inaccuracies as of the date hereof and as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of the Company contained in Section 5.03 (Corporate Authority; Approvals; Fairness Opinion) of this Agreement shall, in all material respects, be true and correct as of the date hereof and as of the Expiration Time as though made as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date hereof and as of the Expiration Time as though made as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iii), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) Parent shall have received a certificate signed on behalf of the Company by a senior executive of the Company and dated as of the date of the Expiration Time to the effect that the conditions set forth in clauses (i), (ii) and (iii) of this paragraph (b) have been satisfied.;

(c)          the Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Expiration Time, and Parent shall have received a certificate signed on behalf of the Company by a senior executive of the Company and dated as of the date of the Expiration Time to such effect;

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(d)          no Governmental Entity, in its capacity as such, shall have (A) enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order that is in effect, or (B) commenced any proceeding, in either case, which (i) has the effect of making the Offer, Top Up Option or Merger illegal or otherwise prohibiting or preventing the consummation of the Offer, Top Up Option or the Merger, (ii) seeks to make illegal, restrain, prohibit or materially delay the making or consummation of the Offer or the Merger or the performance of any other transactions contemplated by this Agreement, or (iii) seeks to impose material damages in connection with the Offer or Merger;

(e)          since the date of this Agreement, a Company Material Adverse Effect shall not have occurred; and

(f)          this Agreement shall not have been terminated in accordance with its terms.

The conditions in the foregoing clauses (a) through (f) are for the benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO SUCH TERMS IN THE AGREEMENT TO WHICH THIS EXHIBIT A IS A PART.

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Schedule 3.01

Certain Governance Matters

Parent shall cause its limited liability company operating agreement to be amended at or prior to the Effective Time to provide for the following:

(a)          For a period of at least three years following the Effective Time, three members of the Board of Managers of Parent shall be persons who either (i) are the directors of the Company elected to the Board of Managers of Parent pursuant to Section 3.01 of this Agreement or (ii) upon the voluntary resignation of any director specified in subclause (i), are designated for nomination and election to replace such director by Parent, provided that such replacement shall be selected from a pool of two alternate directors who, as of the date of this Agreement, are current directors of the Company, unless and until no such alternate directors remain ((i) and (ii) together, the “Continuing Directors”). The directors in subclauses (i) and (ii) shall be selected by Parent following consultation with the Company’s Board of Directors. Notwithstanding the foregoing, any Continuing Director may be removed for Cause.1

(b)          For a period of at least three years following the Effective Time, Parent shall not, and shall not permit the Surviving Corporation to, take any action or omit to take any action, which action or omission would breach or otherwise be materially inconsistent with the covenants set forth in Sections 7.08, 7.10 or 7.12 of this Agreement, unless the Board of Managers of Parent has approved such action by a resolution of the Board of Managers receiving the affirmative votes, whether at a duly called and held meeting of the Board of Managers or by written consent, of a majority of the Continuing Directors.

(c)          For a period of at least five years following the Effective Time, Parent shall not, and shall not permit the Surviving Corporation to, directly or indirectly, sell all or substantially all of the equity or assets of the Surviving Corporation to a non-affiliated third party, whether by sale, merger or otherwise, unless the Board of Managers of Parent has approved such action by a resolution of the Board of Managers receiving the affirmative votes, whether at a duly called and held meeting of the Board of Managers or by written consent, of a majority of the Continuing Directors.

(d)          The foregoing provisions shall not be amended, nor any other provision or agreement conflicting with, qualifying or modifying such provisions adopted, except with the affirmative votes, whether at a duly called and held meeting of the Board of Managers or by written consent, of a majority of the Continuing Directors.

1 To be defined to include a breach of fiduciary duties or certain criminal conduct.